Exhibit 99.4

Revolving Credit Facility

Date [ • ] 2010

MARFIN EGNATIA BANK Societe Anonyme
as Lender

- and -

RHODES SHIPPING CORPORATION
CRETE SHIPPING CORPORATION
and
AEGEAN SEA MARITIME HOLDINGS INC.
as joint and several Borrowers

LOAN AGREEMENT
relating to a revolving credit facility
of up to $57,300,000

1	Definitions, Amount, Purpose and Availability, Borrrowers Joint and Several Liability	3
2	Drawdown	4
3	Security	8
4	Repayment — Prepayment	9
5	Fees and Expenses	12
6	Interest Periods	12
7	Interest — Default Interest	13
8	Unlawfulness and increased costs	13
9	Substitute Basis	14
10	Representations, Warranties and Undertakings	15
11.	Payments	25
12.	Indemnity	26
13.	Set-Off	26
14.	Events of Default	26
15.	Assignment	27
16.	Notices	28
17.	Law and Jurisdiction	29
SCHEDULE 1: Definitions and Expressions		31
SCHEDULE 2: Notice of Drawdown		42
SCHEDULE 3: Acknowledgement		44
SCHEDULE 4: Form of Compliance Certificate		45

THIS AGREEMENT is made on [ • ] 2010

BETWEEN:

(1)	MARFIN EGNATIA BANK Societe Anonyme as Lender; and

(2)	RHODES SHIPPING CORPORATION, CRETE SHIPPING CORPORATION and AEGEAN SEA MARITIME HOLDINGS INC. as joint and several Borrowers.

WHEREAS:

The Borrowers has requested and the Lender has agreed to make available to the Borrowers a revolving credit facility of up to Fifty Seven million Three hundred thousand Dollars ($57,300,000) for the purposes of (i) assisting each relevant Borrower in financing part of the Contract Price of the relevant Existing Ship, (ii) providing the Borrowers with funds to be on lent to one or more member(s) of the Group for the purpose of assisting such member(s) of the Group in financing part of the Contract Price of any Additional Ship and (iii) providing the Borrowers or any of them with working and investment capital on the terms and conditions hereinafter set forth.

1  Definitions, Amount, Purpose and Availability

1.1 Schedule 1 sets out definitions or expressions used in this Agreement.

1.2 The amount of the Facility shall not exceed in aggregate Fifty Seven million Three hundred thousand Dollars ($57,300,000) and shall be available to the Borrowers in multiple Advances as follows:

(a) Advances (together the “Existing Ship Pre- Delivery Advances” and singly each an “Existing Ship Pre-Delivery Advance”) in amounts approved by the Lender in its sole and absolute discretion for the purpose of assisting the relevant Borrower in financing each of the relevant First Instalment and/or the relevant Steel Cutting Instalment and/or the relevant Keel Laying Instalment and/or the relevant Launching Instalment or any part thereof of the relevant Existing Ship payable on the relevant First Instalment Payment Date or the relevant Steel Cutting Instalment Payment Date or the relevant Keel Laying Instalment Payment Date or the relevant Launching Instalment Payment Date in respect of such Existing Ship;

(b) Advances (together the “Existing Ship Delivery Advances” and singly each an “Existing Ship Delivery Advance”) in amounts approved by the Lender in its sole and absolute discretion for the purpose of assisting the relevant Borrower in financing part of the relevant Delivery Instalment of the relevant Existing Ship payable on the relevant Delivery Instalment Payment Date in respect of such Existing Ship;

(c) Advances (together the “Additional Ship Pre-Delivery Advances” and singly each an “Additional Ship Pre-Delivery Advance”) in amounts approved by the Lender in its sole and absolute discretion for the purpose of providing the Borrowers or any of them with funds to be on lent to one or more member(s) of the Group for the purpose of assisting such member(s) of the Group in financing each of the relevant First Instalment and/or the relevant Steel Cutting Instalment and/or the relevant Keel Laying Instalment and/or the relevant Launching Instalment or any part thereof of the relevant Additional Ship payable on the relevant First Instalment Payment Date or the relevant Steel Cutting Instalment Payment Date or the relevant Keel Laying Instalment Payment Date or the relevant Launching Instalment Payment Date in respect of the relevant Additional Ship;

(d) Advances (together the “Additional Ship Delivery Advances” and singly each an “Additional Ship Delivery Advance”) in amounts approved by the Lender in its sole and absolute discretion for the purpose of providing the Borrowers or any of them with funds to be on lent to one or more member(s) of the Group for the purpose of assisting such member(s) of the Group in financing part of the relevant Delivery Instalment payable on the relevant Delivery Instalment Payment Date in respect of the relevant Additional Ship; and

(e) Advances (hereinafter called together the “Investment and Working Capital Advances” and singly each an “Investment and Working Capital Advance”) in amounts approved by the Lender in its sole and absolute discretion, for the purpose of providing the Borrowers or any of them with working and investment capital.

1.3 Subject as herein provided, each Advance shall be available to the Borrowers for drawing only during the Availability Period. Any part of the Facility which remains undrawn at the close of business in Athens on the Termination Date shall be automatically cancelled.

1.4 All the liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several so that each Borrower shall be jointly and severally responsible with the other Borrowers for all liabilities and obligations of the Borrowers under this Agreement and so that such liabilities and obligations shall not be impaired by:

(a) any failure of this Agreement to be legal, valid, binding and enforceable in relation to any of the Borrowers whether as a result of lack of corporate capacity, due authorisation, effective execution or otherwise;

(b) any giving of time, forbearance, indulgence, waiver or discharge in relation to any of the Borrowers or to any other party to the Finance Documents; or

(c) any other matter or event whatsoever which might have the effect of impairing all or any of the liabilities and obligations of any of the Borrowers.

1.5 Each of the Borrowers declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and none of the Borrowers shall in any circumstances be construed to be a surety for the obligations of the other Borrowers hereunder.

1.6 Until all sums owing to the Lender by the Borrowers under this Agreement and the other Finance Documents have been paid in full none of the Borrowers (hereinafter called a “Creditor Borrower”) will without the prior written consent of the Lender ask, demand, sue for, take or receive from any of the other Borrowers (hereinafter called a “Debtor Borrower”) by set-off or any other manner the whole or any part of all present and future sums, liabilities and obligations payable or owing by the Debtor Borrower to the Creditor Borrower whether actual or contingent jointly or severally or otherwise howsoever (such sums being hereinafter called the “Subordinated Liabilities”) so long as any Senior Liabilities are outstanding to the Lender (for which purpose “Senior Liabilities” shall mean all present and future sums, liabilities and obligations whatsoever payable or owing by the Borrowers (or any of them) pursuant to the Finance Documents or any of them or otherwise whatsoever, whether actual or contingent jointly or severally or otherwise howsoever).

2  Drawdown

2.1 Subject to:

(i) the receipt by the Lender of the relevant documents and the fulfillment of the relevant conditions referred to in Clauses 2.6, 2.7 and 2.8 in form and substance satisfactory to the Lender and its legal advisors before the relevant Drawdown Date;

(ii) no Event of Default or an event which with the giving of notice or passage of time or satisfaction of any other condition or any combination of the foregoing, may become an Event of Default having occurred;

(iii) the representations and warranties set out in Clauses 10.1 and 10.2 (updated mutatis mutandis to the relevant Drawdown Date) being true and correct; and

(iv) the receipt by the Lender of a notice of drawdown substantially in the form set forth in Schedule 2 (the “Notice of Drawdown”) not later than 11:00 a.m. (London time) three (3) Business Days prior to the relevant Drawdown Date (or on such earlier Business Day as may be agreed by the Lender) setting out the proposed Drawdown Date, the relevant Advance shall be made available to the Borrowers in accordance with and on the terms and conditions of this Agreement.

2.2 Each Notice of Drawdown shall be irrevocable and shall commit the Borrowers to borrow the relevant Advance on the date stated.

2.3 On payment of the amount drawdown in respect of each Advance the Borrowers shall sign an acknowledgment substantially in the form set forth in Schedule 3 (the “Acknowledgment”).

2.4 Unless otherwise expressly agreed between the Borrowers and the Lender no Advance shall be made:

2.4.1 if by being drawn down it would increase the Facility in to a sum in excess of the Applicable Limit; and/or

2.4.2 in an amount of less than One million Dollars ($1,000,000) or multiples thereof.

2.5 The Borrowers may, at any time during the Availability Period, cancel the Facility or, as the case may be, any part thereof which remains undrawn in whole or in part (but if in part in a minimum of One million Dollars ($1,000,000) or a multiple thereof upon giving the Lender three (3) Business Days’ notice in writing to that effect. Such notice once given shall be irrevocable and upon such cancellation taking effect the Facility or the relevant part thereof shall be reduced accordingly. Notwithstanding any such cancellation pursuant to this Clause 2.5 the Borrowers shall continue to be liable for any and all amounts due to the Lender under this Agreement including without limitation any amounts due to the Lender under Clauses 7, 8, 9 and 12.

2.6 Notwithstanding the provisions of Clauses 2.1-2.5 the agreement of the Lender to permit the Drawdown of any Advance is subject to the condition that the Lender shall have received not later than the Drawdown Date in respect thereof the following documents or evidence in form and substance satisfactory to the Lender and its legal advisors:

(a) copies certified as true copies of the certificate of incorporation and constitutional documents of each Borrower and of the Holding Guarantor;

(b) original resolutions of the directors and of the shareholders of each Borrower and of the directors of the Holding Guarantor authorising the execution of each of the Finance Documents to which such Borrower or the Holding Guarantor is a party and, in the case of each Borrower, authorising named officers or attorneys to sign or execute on behalf of such Borrower the relevant Notice of Drawdown, the relevant Acknowledgment and other notices under this Agreement;

(c) the original of any power of attorney under which any Finance Document is executed on behalf of each Borrower and the Holding Guarantor;

(d) certificates or other evidence satisfactory to the Lender in its sole discretion of the existence and goodstanding of each Borrower and the Holding Guarantor dated not more than fifteen (15) days before the date of this Agreement;

(e) certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action (including but without limitation governmental approval, consents, licences, authorisations, validations or exemptions which the Lender or its legal advisers may require) by each Borrower and the Holding Guarantor with respect to this Agreement and the other Finance Documents to which such Borrower or the Holding Guarantor is a party;

(f) copies of all consents which each Borrower and the Holding Guarantor requires to enter into, or make any payment under, any Finance Document and any Underlying Document to which it is a party as the Lender and/or its legal advisers shall require;

(g) evidence that the Borrower’s C Pledged Account has been duly opened by the Borrower C with the Lender and that all mandate forms, signature cards and authorities have been duly delivered and that such account is free of all liens or charges other than the liens and charges in favour of the Lender referred to therein;

(h) a letter from each Borrower’s and the Holding Guarantor’s agent for receipt of service of proceedings referred to in Clauses 17.4 and 17.5 accepting its/her appointment under the said Clauses and under each of the other Finance Documents in which it/she is or is to be appointed as each Borrower’s or the Holding Guarantor’s agent;

(i) favourable legal opinions addressed to the Lender from lawyers appointed by the Lender on such matters concerning the laws of the Marshall Islands and such other relevant jurisdictions as the Lender may require in form and substance satisfactory to the Lender;

(j) evidence that the fees and expenses payable to the Lender in accordance with Clause 5 (iii) have been duly paid;

(k) such documentation and other evidence (in form and substance satisfactory to the Lender) as is reasonably requested by the Lender in order for the Lender to comply with all necessary “know your customer” or similar identification procedures in relation to the transactions contemplated in the Relevant Finance Documents;

(l) the Finance Documents listed in Clause 3 sub clause (a) in respect of the Holding Guarantor and in Clause 3 sub clause (b) in respect of the Borrower C only duly executed by the Holding Guarantor or the Borrower C (as the case may be);

(m) the opening balance sheet of the Holding Guarantoras required under SEC rules;

(n) a copy of the presentation given to the investors in the Holding Guarantor;

(o) a cash flow forecast for the Group for a period of three (3) years following the Drawdown Date first to occur;

(p) evidence that the Holding Guarantor is the sole shareholder of the Borrower C and that the Borrower C is the sole shareholder of the Borrower A and the Borrower B; and

(q) such further documents (in accordance with normal banking practice) and evidence as the Lender may reasonably hereafter request.

2.7 In addition to the conditions referred to in Clause 2.6, all of which must have been fulfilled to the satisfaction to the Lender at the times and in the manner referred to therein, the agreement of the Lender to permit the Drawdown of a Pre-Delivery Advance is subject to the condition that the Lender shall have received not later than the Drawdown Date of such Pre-Delivery Advance the following documents in form and substance satisfactory to the Lender and its legal advisors:

(a) To the extent not received pursuant to Clause 2.6 the documents required under sub-clauses 2.6 (a), (b), (c), (d), (e), (f), (g), (h), (i) and (k) referring to the Relevant Owner and evidence that the Borrower C is the sole shareholder of the Relevant Owner;

(b) an original or (in the Lender’s discretion) executed certified true copy of each relevant Underlying Document in respect of the Relevant Ship together with such evidence as the Lender and/or its legal advisers shall require in relation to the due authorisation and execution by the relevant Refund Guarantor and/or the relevant Builder of the relevant Underlying Document;

(c) confirmation by the Relevant Owner that the Builder of the Relevant Ship (and any other party who may have a claim pursuant to the relevant Contract) has no claims against the Relevant Ship and/or the Relevant Owner and that (save as disclosed to the Lender in writing) there have been no breaches of the terms of the relevant Contract or the relevant Refund Guarantee in respect of the Relevant Ship or any default thereunder;

(d) confirmation by the Relevant Owner that (save as disclosed to the Lender in writing and save as provided in the relevant Refund Guarantee Amendments) there have been no amendments or variations agreed to the relevant Contract in respect of the Relevant Ship or any Refund Guarantee in respect of the Relevant Ship and that no action has been taken by the relevant Builder or the relevant Refund Guarantor which might in any way render such relevant Contract or relevant Refund Guarantee inoperative or unenforceable, in whole or in part;

(e) confirmation by the Relevant Owner that there is no Encumbrance of any kind created or permitted by any person on or relating to the any Underlying Document in respect of the Relevant Ship;

(f) evidence that all monies due to the relevant Builder by the Relevant Owner under the Contract for the Relevant Ship up to the relevant Drawdown Date have been paid;

(g) the relevant Refund Guarantee in respect of each Relevant Ship duly issued by the relevant Refund Guarantor (or in the event that such Refund Guarantee is sent by swift, a copy of such swift);

(h) the Finance Documents listed in Clause 3 sub clauses (b) (in respect of the Pledged Account to be opened in the name of the Relevant Owner), (c) ,(d) and (e) duly executed by the Relevant Owner;

(i) the acknowledgments listed in Clause 3 sub clauses (f) and (g) duly executed by the relevant Builder or the relevant Refund Guarantor of the Relevant Ship (as the case may be) together with evidence of the signatories’ authority to execute such acknowledgments and their specimen signatures;

(j) a copy of the email or telefax advice from the relevant Builder as same is confirmed by the classification society of the Relevant Ship that the steel cutting and/or keel laying and/or launching of that Relevant Ship has been completed; and

(k) a duly issued invoice (or other evidence satisfactory to the Lender in its absolute discretion) in respect of the Relevant Ship from the relevant Builder showing all sums (including interest (if any) then due and payable to the relevant Builder in relation to the relevant Contract Instalment pursuant to the relevant Contract.

2.8 The obligation of the Lender to make any Delivery Advance available under this Agreement is further subject to the condition that the Lender shall have received (in addition to the documents and evidence referred to in Clauses 2.6 and 2.7) the following documents or evidence in form and substance satisfactory to the Lender and its legal advisers on or prior to the Drawdown Date of that Delivery Advance:

(a) evidence that the Relevant Owner’s Earnings Account has been duly opened by the Relevant Owner with the Lender and that all mandate forms, signature cards and authorities have been duly delivered and that such account is free of all liens or charges other than the liens and charges in favour of the Lender referred to therein;

(b) evidence that the Relevant Ship has been unconditionally delivered by the relevant Builder to and accepted by the Relevant Owner pursuant to the relevant Contract in respect thereof;

(c) evidence that, save for the Encumbrances created by the Finance Documents in respect of the Relevant Ship, there is no Encumbrance on such Relevant Ship;

(d) evidence that the Relevant Ship shall on the Drawdown Date of such Delivery Advance be duly registered in the ownership of the Relevant Owner under the laws and flag of the relevant Flag State, free from registered Encumbrances other than the Mortgage to be registered thereon;

(e) the Finance Documents listed in Clause 3 sub-clauses (b) (in respect of the Earnings Account to be opened in the name of the Relevant Owner ), (h), (i), (j) and (k), duly executed by the Relevant Owner or the Manager (as the case may be);

(f) evidence that the Relevant Ship is insured in accordance with the provisions of this Agreement;

(g) evidence that the Relevant Ship is classed at the highest classification status with her Classification Society;

(h) certified copies of the classification and international safety and trading certificates issued by the Classification Society of the Relevant Ship free of recommendations or other conditions or notations affecting her class;

(i) certified copy of the Management Agreement in respect of the Relevant Ship;

(j) copies of ISM Code Documentation and the ISPS Code Documentation in respect of the Relevant Ship, the Relevant Owner and the Manager;

(k) certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action (including but without limitation governmental approval, consents, licences, authorisations, validations or exemptions which the Lender or its legal advisers may require) required to be taken by the Relevant Owner or any other Security Party with respect to this Agreement and the other Finance Documents relating to the drawdown of the relevant Delivery Advance;

(l) the opinion letters from Marshall Islands and such other legal counsels as the Lender may require, all acceptable to the Lender in relation to the Relevant Finance Documents referred to in Clause 3 sub-clauses (h), (i) and (k) and in form and substance satisfactory to Lender;

(m) a charter-free valuation of the Relevant Ship on the basis of Clause 10.9;

(n) evidence that the balance Contract Price (save for the part being financed pursuant to the relevant Delivery Advance) due to the relevant Builder in respect of that Relevant Ship has been or will immediately on Drawdown of the Relevant Delivery Advance in respect of the Relevant Ship, be paid to the relevant Builder; and

(o) copies of the relevant Underlying Documents (including, without limitation, the protocol of delivery and acceptance, bill of sale, Builder’s Certificate, commercial invoice) in respect of the Relevant Ship, duly executed and certified as true and complete copies thereof by the Borrowers’ legal counsels.

2.9 For the purposes of Clauses 2.7, 2.8, 2.10 and 3 the expression “Relevant Ship” means the Ship being financed by the relevant Pre-Delivery Advance or Delivery Advance relating to such Ship and the expression “Relevant Owner”, “relevant Pre-Delivery Advance”, “relevant Delivery Advance”, “relevant Builder”, “relevant Refund Guarantor”, “relevant Contract” and “relevant Refund Guarantee” shall be construed accordingly.

2.10 Without prejudice to any of the foregoing provisions of Clauses 2.6, 2.7 and 2.8 the Lender may, at the written request of the Borrowers, consent to the payment of the amount of one or more Advances to the credit of the Borrower’s C Pledged Account prior to the satisfaction of the relevant conditions referred to in Clauses 2.6, 2.7 and 2.8 and thereafter permit the release from the Borrower’s C Pledged Account of monies in amounts approved by the Lender to be used for the payment of the relevant First Instalment and/or the relevant Steel Cutting Instalment and/or the relevant Launching Instalment and/or the relevant Keel Laying Instalment or any part thereof or any other part of the relevant Contract Price of the Relevant Ship to be acquired by the Relevant Owner payable on the relevant First Instalment Payment Date or the relevant Steel Cutting Instalment Payment Date or the relevant Launching Instalment Payment Date or the relevant Keel Laying Instalment Payment Date or any other date on which payment of the relevant part of the relevant Contract Price is required to be made in accordance with the terms of the relevant Contract, by the Relevant Owner upon satisfaction of the conditions precedent.

2.11 The Lender may permit the Drawdown of an Advance and/or the release of monies credited to the Borrower’s C Pledged Account prior to the satisfaction of the relevant conditions precedent stated in Clauses 2.6 and/or 2.7 and/or 2.8 and in such case the Borrowers hereby covenant and undertake to satisfy or procure the satisfaction of such conditions or conditions within ten (10) Business Days after the date of the relevant Drawdown Date or the date of release of funds from the Borrower’s C Pledged Account (as the case may be).

3  Security

As security for the due and punctual repayment of the Facility and the payment of interest thereon and of all other sums of money whatsoever from time to time due and owing from the Borrowers to the Lender hereunder, the Lender shall receive the following security documents in form and substance satisfactory to the Lender at the time specified by the Lender or otherwise as required by the Lender:

(a) the Holding Guarantee duly executed by the Holding Guarantor in favour of the Lender;

(b) a first priority assignment, pledge and charge, duly executed by the Borrower C and each Relevant Owner (as the case may be) in favour of the Lender, assigning, pledging and charging any monies from time to time standing to the credit of each Pledged Account and each Earnings Account opened in the name of the Borrower C or such Relevant Owner (as the case may be);

(c) a Collateral Owner’s Guarantee duly executed by each Collateral Owner in favour of the Lender;

(d) in relation to each Relevant Ship: a first priority assignment of the rights of each relevant Owner under the relevant Contract duly executed by such Relevant Owner in favour of the Lender together with respective notices thereof;

(e) in relation to each Relevant Ship: a first priority assignment of the rights of each Relevant Owner in the relevant Refund Guarantee duly executed by such Relevant Owner in favour of the Lender together with respective notices thereof;

(f) in relation to each Relevant Ship: an acknowledgement of the notice of assignment relating to each relevant Contract duly executed by the relevant Builder, such acknowledgement to be received within thirty (30) Business Days after the relevant Drawdown Date;

(g) in relation to each Relevant Ship: an acknowledgement of the notice of assignment relating to each relevant Refund Guarantee duly executed by the relevant Refund Guarantor, such acknowledgement to be received within thirty (30) Business Days after the relevant Drawdown Date;

(h) in relation to each Delivered Ship on the Delivery Date of such Ship a first preferred mortgage or, as the case may be, a first priority mortgage and deed of covenants collateral thereto, duly executed by the Relevant Owner in favour of the Lender and duly recorded with the appropriate authorities of the relevant Flag State;

(i) in relation to each Delivered Ship on the Delivery Date of such Ship a first priority deed of assignment relative to the Earnings, Insurances and Requisition Compensation of that Ship duly executed by the Relevant Owner in favour of the Lender;

(j) in relation to each Delivered Ship, on the Delivery Date of such Ship the notices of assignment of the Earnings and the Insurances in respect of that Ship duly signed by the Relevant Owner; and

(k) in relation to each Delivered Ship, on the Delivery Date of such Ship a letter of undertaking including, where appropriate, an assignment of any obligatory Insurances, duly executed by the Manager in favour of the Lender.

4  Repayment — Prepayment

4.1 Subject as hereinafter provided, the aggregate of all outstanding amounts under the Facility shall be repaid by the Borrowers to the Lender on the Original Expiration Date or, subject to Clause 4.2 in the case of any extension or renewal of the Facility pursuant to Clauses 4.2 the last Business Day of the period specified in the Lender’s notice referred to in Clause 4.3 whereupon the Facility shall be cancelled and no further Advances in shall be drawn down.

4.2 The Borrowers may request in writing an extension of the Facility for further periods of up to twelve (12) months, PROVIDED THAT such request must be addressed to the Lender at least twenty (20) Business Days prior to the Original Expiration Date or (in case the Facility has already been extended pursuant to the terms of this Clause 4.2) twenty (20) Business Days prior to the relevant Expiration Date specified in the Lender’s notice referred to in Clause 4.3.

4.3 The Lender may (in its sole and absolute discretion) by a notice in writing to the Borrowers, consent to the request of the Borrowers referred to in Clause 4.2 above and agree to the extension of the repayment of the Facility for one or more periods of up to twelve (12) months. PROVIDED HOWEVER THAT the Lender may at its discretion, upon giving its consent to such extension adjust the Applicable Limit as it may deem appropriate. If the Lender does not give such consent as aforesaid, all outstanding amounts of the Facility shall be repayable in accordance with Clause 4.1.

4.4 Subject to the provisions of Clause 4.5 on the Delivery Date of each Ship (for the purposes of this Clause 4.4 referred to as the “Original Ship”), the Borrowers shall either (i) mandatorily prepay to the Lender an amount equal to the amounts of the Advances drawdown in respect of the relevant Original Ship, whereupon, unless the Lender otherwise agrees in writing the Applicable Limit shall be reduced by the amounts so prepaid or, (ii) pay to the credit of the Borrower’s C Pledged Account the amount referred to in sub-paragraph 4.4(i) above, whereupon in either such case the Lender shall release the relevant Owner from its obligations under this Agreement and the other Finance Documents to which such Owner is a party or (iii) drawdown subject to the fulfilment of the conditions set forth in Clause 2.8 a Delivery Advance in respect of such Ship in an amount and under such other terms and conditions as the Lender may approve (and in the absence of such approval the Borrowers shall only have the options referred to in sub-paragraphs 4.4(i) and 4.4 (ii) above.

4.5 (a) The Borrowers shall have the option to be exercised in writing at the time before payment becomes due (the “Due Date”) to the Lender pursuant to Clause 4.4 (i), to nominate to the Lender an alternative ship or ships as security for the obligations of the Borrowers under this Agreement and the other Finance Documents to which they are party.

(b) The Lender in its sole and absolute discretion, may accept one or more of such nominated ships (together the “Substitute Ships” and singly each a “Substitute Ship”) as security, and the Borrowers shall in lieu of making payment of the amount due on the Due Date (the “Original Amount”) provide the documents, evidence and payments referred to in Clause 4.6 on or before the Due Date.

4.6 If the Lender approves a Substitute Ship, the Borrowers shall and/or shall ensure and procure that the relevant Collateral Owner shall on or before the Due Date:

(i) provide to the Lender documentation and evidence in respect of the Substitute Ship or Substitute Ships and the Owner(s) thereof equivalent to that set out in Clauses 2.6, 2.7 and 2.8 (for the avoidance of doubt Clause 2.7 sub clauses (d), (e), (f) and (g) are applicable only if such Substitute Ship is a newbuilding vessel) in form and substance satisfactory to the Lender and its legal advisors; and

(ii) at their own cost, enter and/or ensure and procure that the relevant Collateral Owner shall enter into such documentation supplemental to this Agreement and the other Finance Documents as the Lender may reasonably request.

4.7 Unless an Event of Default has occurred (whereupon the provisions of Clause 14.2 shall apply), if at any time during the Pre-Delivery Period for a Ship, that Ship is sold or the Contract for that Ship is assigned, transferred, sold or novated to or in favour of any person (with the Lender’s prior written consent), the Borrowers shall mandatorily prepay to the Lender on or before the date of either (i) the completion of the sale and delivery of such Ship to the buyers thereof or (ii) the assignment, transfer, novation or sale of the Contract of such Ship, an amount of the Facility equal to the amount of the relevant sale or transfer or assignment or novation proceeds (net of commissions) of such Ship and any other amount required in order to prepay all the Pre-Delivery Advances relating to such Ship or (in case of a Substitute Ship) the relevant Pre-Delivery Advances pursuant to which the Original Ship which was substituted by such Substitute Ship was financed under this Agreement and in such case unless the Lender otherwise agrees in writing the Applicable Limit shall be reduced by the amounts so prepaid and applied.

4.8 Unless an Event of Default has occurred (whereupon the provisions of Clause 14.2 shall apply), the Borrowers shall be obliged to prepay the relevant proportion of the Facility in the case of sale of a Ship (with the Lender’s prior written consent) other than a sale provided for in Clause 4.7) or a Ship becoming a Total Loss or being refinanced or the Mortgage on that Ship being discharged pursuant to sub-Clause 4.8(c):

(a) in the case of a sale, on or before the date on which the sale is completed by delivery of that Ship to its buyer; or

(b) in the case of a Total Loss, on the earlier of the date falling one hundred eighty (180) days after the date of occurrence of such Total Loss and the date of receipt by the Lender of the proceeds of insurance relating to such Total Loss; or

(c) in the case of a refinancing or discharge of the Mortgage (other than in the circumstances referred to in sub-paragraph (a) above and where the Borrowers and/or the relevant Collateral Owner and the other Security Parties have discharged all their obligations under the Finance Documents), on or before the date on which the relevant refinancing occurs or relevant Mortgage is discharged and in this Clause 4.8 “relevant proportion” means in relation to a Ship an amount equal to the relevant sale, Total Loss or refinancing or discharge of Mortgage proceeds and any other amount required in order to prepay all the Advances drawn down and outstanding n respect of that Ship and unless the Lender otherwise expressly agrees in writing, upon application of any sums prepaid under this Clause 4.8 towards prepayment of the Facility, the Applicable Limit shall be reduced by the amounts so prepaid and applied.

4.9 For the purposes of Clause 4.8 a Total Loss shall be deemed to have occurred:

a) in the case of an actual total loss of a Ship on the actual date and at the time that Ship was lost or if such date is not known, on the date on which such Ship was last reported;

b) in the case of a constructive total loss of a Ship upon the date and at the time notice of abandonment of such Ship is given to the Insurers of that Ship for the time being (provided a claim for such total loss is admitted by the Insurers) or, if the Insurers do not admit such a claim, or, in the event that such notice of abandonment is not given by the Owner thereof to the Insurers of that Ship, on the date and at the time on which the incident which may result, in that Ship being subsequently determined to be a constructive total loss has occurred;

c) in the case of a compromised or arranged total loss of a Ship, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the Insurers of such Ship;

d) in the case of Compulsory Acquisition of a Ship, on the date upon which the relevant Compulsory Acquisition occurs; and

e) in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Ship (other than where the same amounts to Compulsory Acquisition of such Ship) by any Government Entity, or by persons purporting to act on behalf of any Government Entity, which deprives the Owner thereof of the use of that Ship for more than thirty (30) days or such lesser period provided in such Ship’s War Risks Insurances upon the expiry of the aforesaid period after the date upon which the relevant hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation occurred.

4.10 On giving not less than fifteen (15) days’ prior written notice to the Lender the Borrowers may prepay all or any part of the Facility (but if in part the amount to be prepaid shall be a multiple of $500,000) at the end of the then current Interest Period. The Borrowers shall obtain any consent or approval from the relevant authorities that may be necessary to make any such prepayment of the Facility or part thereof and if it fails to obtain and/or comply with the terms of such consent or approval and in consequence thereof the Lender has to repay the amount prepaid or the Lender incurs any penalty or loss then the Borrowers shall indemnify the Lender forthwith against all amounts so repaid and/or against all such penalties and losses incurred.

4.11 Unless the Lender otherwise expressly agrees in writing, all prepayments under Clause 4.10 shall be applied towards prepayment of the Facility in such manner as shall be determined by the Lender in its sole discretion; provided however that unless the Lender otherwise requires any sums so prepaid shall be available for reborrowing up to the Applicable Limit prevailing at the relevant time in accordance with the provisions of Clause 4.14.

4.12 Any prepayment of the Facility or any part thereof made or deemed to be made under this Agreement shall be made together with accrued interest and any other amount payable in accordance with Clauses 5 and/or 12 and (if made otherwise, than at the end of an Interest Period relative to the amounts prepaid) such additional amount (if any) as the Lender may certify as necessary to compensate the Lender for any Broken Funding Costs incurred or to be incurred by it as a result of such prepayment.

4.13 Any notice of prepayment given by the Borrowers under this Agreement shall be irrevocable and the Borrowers shall be bound to prepay in accordance with each such notice.

4.14 Subject to the other provisions of this Agreement (including, without limitation, Clauses 9, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 14 and 15.1) any prepayment made under this Agreement and applied against the Facility or any part thereof may be reborrowed hereunder.

5  Fees and Expenses

The Borrowers shall pay to the Lender:

(i) upon demand all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the preparation and execution of this Agreement and the Finance Documents and all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the administration, preservation and enforcement (and/or attempted enforcement) of this Agreement and the Finance Documents,

(ii) upon demand all stamp, registration or other duties payable in the United Kingdom or Greece or any other jurisdiction on this Agreement or the other Finance Documents, and

(iii) (a) an underwriting fee (the “Underwriting Fee”) of one per cent (1%) of the total amount of the Lender’s commitment in respect of the Facility on the date of execution of this Agreement, (b) a management fee (the “Management Fee”) of zero point five per cent (0.5%) of the total amount of the Lender’s commitment in respect of the Facility which will be paid on the Drawdown Date of the Advance first to occur and at annual intervals thereafter throughout the Security Period (c) a renewal fee (the “Renewal Fee”) of an amount to be agreed by the Borrowers and the Lender on each date on which the Lender may agree to an extension of the Expiration Date in accordance with Clauses 4.2 and 4.3) and (d) a commitment fee (the “Commitment Fee”) of one point five per cent (1.5%) per annum on the from time to time available, undrawn and uncancelled amount of the Facility, such Commitment Fee shall accrue from day to day for a period starting on the date of execution of this Agreement and ending on the relevant Termination Date, shall be calculated upon the exact number of days which have lapsed on the basis of a year consisting of three hundred sixty (360) days and shall be payable quarterly in arrears and on the Termination Date.

6  Interest Periods

6.1 Subject to Clause 6.2, the Interest Periods applicable to an Advance shall (subject to market availability) be periods of a duration of one (1), three (3), or six (6) months (or such other periods as the Lender and the Borrowers may agree) as selected by the Borrowers by written notice to be received by the Lender not later than 11.00 a.m. (London time) on the relevant Nomination Date;

6.2 Notwithstanding the provisions of Clause 6.1:

6.2.1 the initial Interest Period in respect of each Advance shall commence on the Drawdown Date thereof and shall end on the expiry date thereof and each subsequent Interest Period for that Advance shall commence on the expiry of the preceding Interest Period in respect thereof;

6.2.2 if any Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall be extended to the next succeeding day which is a Business Day unless such next succeeding

Business Day falls in another calendar month in which event the Interest Period shall end upon the immediately preceding Business Day;

6.2.3 no Interest Period shall extend beyond the final Repayment Date;

6.2.4 if the Borrowers fail to select an Interest Period in accordance with the above, such Interest Period shall be of three (3) months duration or of such other duration as the Lender in its sole discretion may reasonably select and notify the Borrowers; and

6.2.5 the Borrowers shall not select more than one (1) Interest Periods in respect of any Advance or any part thereof at any one time.

7  Interest — Default Interest

7.1 Subject to the terms of this Agreement the Borrowers shall pay to the Lender interest in respect of each Advance (or the relevant part thereof) accruing at the Interest Rate for each Interest Period relating thereto in arrears on the last day of such Interest Period, provided that where such Interest Period is of a duration longer than three (3) months, accrued interest in respect of the Facility (or such part thereof) shall be paid every three (3) months during such Interest Period and on the last day of such Interest Period.

7.2 Interest shall be calculated on the basis of the actual number of days elapsed and a three hundred and sixty (360) day year.

7.3 The Interest Rate applicable for each Interest Period in respect of an Advance shall be calculated and determined by the Lender on each Interest Determination Date based on LIBOR (save as provided in Clause 9) and each such determination of an Interest Rate hereunder shall be promptly notified by the Lender to the Borrowers at the beginning of each Interest Period of such Advance in respect.

7.4 The Lender’s certificate as to the Interest Rate applicable shall be final and (except in the case of manifest error) binding on the Borrowers and the other Security Parties.

7.5 In the event of a failure by the Borrowers to pay any amount on the date on which such amount is due and payable pursuant to this Agreement and/or the other Finance Documents and irrespective of any notice by the Lender or any other person to the Borrowers in respect of such failure, the Borrowers shall pay interest on such amount on demand from the date of such default up to the date of actual payment (as well after as before judgment) at the per annum rate which is the aggregate of (a) two per cent (2%) (b) the Margin (c) the Associated Costs and (d) LIBOR or the Lender’s cost of funding the Facility, for Interest Periods of longer than six (6) months; and

7.6 Clause 7.2 shall apply to the calculation of interest on amounts in default.

8  Unlawfulness and increased costs

8.1 If it is or becomes contrary to any law, directive or regulation for the Lender to make an Advance or to maintain the Facility or any Advance, the Lender shall promptly, give notice to the Borrowers whereupon (a) the Applicable Limit shall be reduced to zero and (b) the Borrowers shall be obliged to prepay the Facility either (i) forthwith or (ii) on a future specified date not being earlier than the latest date permitted by the relevant law, directive or regulation together with interest accrued to the date of prepayment and all other sums payable by the Borrowers under this Agreement.

8.2 If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which a Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

8.2.1 subject the Lender to Taxes or change the basis of Taxation of the Lender with respect to any payment under any of the Finance Documents (other than Taxes or Taxation on the overall net income, profits or gains of the Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

8.2.2 increase the cost to, or impose an additional cost on, the Lender or its holding company in making or keeping the Facility available or maintaining or funding all or part of the Facility; and/or

8.2.3 reduce the amount payable or the effective return to the Lender under any of the Finance Documents; and/or

8.2.4 reduce the Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender’s obligations under any of the Finance Documents; and/or

8.2.5 require the Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by the Lender under any of the Finance Documents; and/or

8.2.6 require the Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Facility from its capital for regulatory purposes, then and in each such case (subject to clause 8.3):

(a) the Lender shall notify the Borrowers in writing of such event promptly upon its becoming aware of the same; and

(b) the Borrowers shall on demand made at any time whether or not the Facility has been repaid, pay to the Lender the amount which the Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which the Lender or its holding company regards as confidential) is required to compensate the Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment, forgone return or loss.

For the purposes of this clause 8.2 “holding company” means the company or entity (if any) within the consolidated supervision of which a Lender is included.

8.3 Nothing in Clause 8.2 shall entitle the Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 11.2.

8.4 The Borrowers shall promptly indemnify the Lender on demand against any cost incurred or loss suffered by the Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the Bank of Greece or the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to the Facility or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by the Lender under clause 8.2.

9  Substitute Basis

9.1 If the Lender determines (which determination shall be conclusive) that:

9.1.1 at 11.00 a.m. (London time) on any Interest Determination Date the Lender was not being offered by banks in the London Interbank Market deposits in Dollars in the required amount and for the required period; or

9.1.2 by reason of circumstances affecting the London Interbank Market such deposits are not available to the Lender in such market; or

9.1.3 adequate and reasonable means do not or will not exist for the Lender to ascertain the Interest Rate applicable to the next succeeding Interest Period; or

9.1.4 Dollars will or may not continue to be freely transferable; or

9.1.5 LIBOR would not adequately reflect the Lender’s cost of making, funding or maintaining the Facility or any part thereof for the duration of the next Interest Period,

then, and in any such case the Lender shall give notice of any such event to the Borrowers and in case any of the above occurs on the Interest Determination Date prior to a Drawdown Date the Borrowers’ right to borrow the relevant Advance shall be suspended during the continuation of such circumstances.

9.2 If, however, any of the events described in Clause 9.1 occurs on any other Interest Determination Date, then the duration of the relevant Interest Period(s) shall be up to one (1) month and during such Interest Period the Interest Rate applicable to the relevant Advance(s) or the relevant part thereof shall be the rate per annum determined by the Lender rounded upwards to the nearest whole multiple of one sixteenth per cent (1/16th%) to be the aggregate of the (a) the Margin, (b) the Associated Costs and (c) and the cost (expressed as a percentage rate per annum) to the Lender of funding the amount of such Advance during such Interest Period(s).

9.3 During such Interest Period(s) the Borrowers and the Lender shall negotiate in good faith in order to agree an Interest Rate or Rates and Interest Period or Periods satisfactory to the Borrowers and the Lender to be substituted for those which but for the occurrence of any such event as specified in this Clause would have applied. If the Borrowers and the Lender are unable to agree on such an Interest Rate(s) and Interest Period(s) by the day which is two (2) Business Days before the end of the Interest Period referred to above, the Borrowers shall repay the Facility together with accrued interest thereon at the Interest Rate set out above together with all other amounts due under this Agreement relative to the Facility but without any prepayment fee, on the last day of such Interest Period, whereupon the Facility shall be cancelled and no further Advances shall be made hereunder.

10  Representations and Warranties and Undertakings

10.1 The Borrowers hereby joint and severally represent and warrant to the Lender that:

(a) each of the Security Parties is and throughout the Security Period will remain duly incorporated and validly existing under its country of incorporation as a limited liability company and/or corporation, has full power and capacity to carry on its business as it is now being conducted and to own its property and other assets and has complied with all statutory and other requirements relative to its business;

(b) to the extent of its obligations thereunder, each Security Party has and will continue to have full power and authority to enter into and perform the Finance Documents and the Underlying Documents to which it is a party, has taken all necessary corporate or other action (as the case may be) required to enable it to do so and will duly perform and observe the terms thereof;

(c) this Agreement, each other Finance Document and each Underlying Document constitutes or will, upon execution and delivery, constitute valid and legally binding obligations of the parties thereto enforceable by the parties thereto in accordance with its terms save for laws restricting creditors’ rights generally (except this representation is not given in respect of the obligations of the Lender hereunder or under any of the other Finance Documents);

(d) all consents, licences, approvals, registrations or authorizations of governmental authorities and agencies or declarations to creditors required:

(i) to make this Agreement, each of the other Finance Documents and each of the Underlying Documents valid, enforceable and admissible in evidence; and

(ii) to authorize or otherwise permit the execution and delivery of this Agreement, each of the other Finance Documents and each of the Underlying Documents and the performance by the parties thereto (except the Lender) of each of them have been obtained or made and are and will be in full force and effect and there has been no default in the observance of any of the terms or conditions of any of them;

(e) except as previously disclosed in writing to the Lender, no Security Party is in default under any agreement to which it is a party or by which it may be bound (actually or contingently) which default would be likely to have a material adverse effect on its business, assets or condition or its ability to perform its obligations under this Agreement and/or such of the other Finance Documents and the Underlying Documents to which it is a party and as at the date hereof, except as disclosed in writing to the Lender, no material litigation or administrative proceedings involving any Security Party of or before any board of arbitration, court or governmental authority or agency is proceeding, pending or threatened anywhere in the world the result of which would have or is likely to have a material adverse effect on the business, assets or financial condition of such Security Party and, in the event that any such litigation or proceedings shall hereafter arise, the Borrowers hereby undertake to give prompt notice thereof to the Lender;

(f) no Security Party is required by the laws of any country from which it may make any payment hereunder or under any of the Finance Documents or any of the Underlying Documents to make any deduction or withholding from any such payment;

(g) the execution, delivery and performance of this Agreement and such of the Finance Documents and the Underlying Documents to which each Security Party is a party will not violate or exceed the powers conferred upon it under its articles of incorporation or by-laws or other constituting or corporate documents or any provision of any applicable law or of any regulation, order or decree to which it is subject or result howsoever in the creation or imposition of any Encumbrance on all or part of its undertaking or assets;

(h) the obligations of the Borrowers under this Agreement are their direct, general unconditional obligations and rank at least pari passu with all their present and future unsecured and unsubordinated obligations (including contingent obligations) with the exception of such obligations as are mandatorily preferred by law and not by contract;

(i) all information furnished by or on behalf of the Borrowers or any other Security Party in writing in connection with the negotiation and preparation of this Agreement, the other Finance Documents and the Underlying Documents is true and accurate in all respects and not misleading and does not omit any facts and there are no other facts the omission of which would make any such information misleading;

(j) no Security Party has neither any taxable income nor an office or place of business in the United Kingdom or in the United States of America which generates tax or consequently renders any of the Finance Documents registrable in any register in the United Kingdom or in the United States of America whatsoever;

(k) each relevant Underlying Document is in full force and effect and save as disclosed to the Lender in writing, it has not been amended varied or supplemented;

(l) the choice of English law to govern the Underlying Documents and the Finance Documents (other than the Finance Documents referred to in Clause 3(b)), and the choice of Greek law to govern the Finance Documents referred to in Clause 3(b) and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

(m) the latest audited financial statements of the Holding Guarantor delivered to the Lender present fairly and accurately the financial position of the Holding Guarantor as at the date thereof and the results of the operations of the Holding Guarantor for the financial year ended on such date and, as at such date, the Holding Guarantor did not have any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

(n) no Security Party (save for the Manager) has incurred or agreed to incur any indebtedness save under this Agreement, or as otherwise disclosed to the Lender in writing;

(o) the Holding Guarantor and the other Security Parties have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject; and

(p) except for the registration of the Mortgages on each Delivered Ship at the appropriate shipping registry, it is not necessary or advisable to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement the and other relevant Underlying Documents that any of them be filed, recorded or enrolled with any governmental authority or agency or that they be stamped with any stamp, registration or similar transaction tax in the United Kingdom, the Republic of Greece, the Republic of the Marshall Islands in or other Flag State or in any country where any Security Party carries on business.

10.2 The Borrowers hereby further jointly and severally represent and warrant to the Lender that the unless the Owner of any Ship has been released by the Lender from its obligations under this Agreement and the other Finance Documents to which it is a party the following matters will be true on the Delivery Date of that Ship (each hereinafter referred to in this Clause 10.2 as the “relevant Delivered Ship”) and thereafter they shall remain true throughout the Security Period:

(a) the relevant Delivered Ship will have been unconditionally delivered by the relevant Builder and accepted by the Owner thereof, pursuant to the relevant Contract relating thereto, and the full amount of moneys payable on the Delivery Date of such Delivered Ship under the relevant Contract will have been duly paid to the relevant Builder;

(b) the relevant Delivered Ship will be duly registered in the name of the Owner thereof under the laws and flag of the relevant Flag State;

(c) the relevant Delivered Ship will be in the absolute and unencumbered ownership of the Owner thereof save as contemplated by this Agreement and the other Finance Documents;

(d) the relevant Delivered Ship will maintain the highest class with her Classification Society free of all recommendations and qualifications of her Classification Society;

(e) the relevant Delivered Ship will be operationally seaworthy;

(f) the relevant Delivered Ship will comply with all relevant laws, regulations and requirements (statutory or otherwise), including without limitation, the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation as are applicable to (i) ships registered under the laws and flag of the relevant Flag State and (ii) engaged in the same or a similar service as such Delivered Ship is or is to be engaged;

(g) the Mortgage in respect of the relevant Delivered Ship will have been duly recorded against such Delivered Ship as a valid first priority ship mortgage in accordance with the laws of her Flag State;

(h) the relevant Delivered Ship will be insured in accordance with the provisions of this Agreement in respect of Insurances;

(i) the relevant Delivered Ship will be managed by the Manager under the terms of the Management Agreement, relating thereto;

(j) the Owner of the relevant Delivered Ship and the Manager shall have complied with the provisions of all Environmental Laws in respect of that Owner, the Manager and the relevant Delivered Ship;

(k) the Owner of the relevant Delivered Ship and the Manager shall have obtained all Environmental Approvals and shall be in compliance with all such Environmental Approvals in respect of the relevant Delivered Ship;

(l) the Owner of the relevant Delivered Ship and the Manager shall have not received any notice of any Environmental Claim that alleges that such Owner or the Manager is not in compliance with any Environmental Law or any Environmental Approval in respect of the relevant Delivered Ship;

(m) there shall be no Environmental Claim pending against the Owner of the relevant Delivered Ship and/or the Manager and/or the relevant Delivered Ship; and

(n) no Environmental Incident shall have occurred which could or might give rise to any Environmental Claim against the Owner of the relevant Delivered Ship and/or the Manager and/or the relevant Delivered Ship.

10.3 The Borrowers hereby further jointly and severally represent and warrant to the Lender that on each day until full and final repayment of all amounts whatsoever payable by the Borrowers to the Lender under this Agreement the representations and warranties contained in Clauses 10.1 and 10.2 (updated mutatis mutandis to each such date) shall be true and correct as if made at that time.

10.4 The Borrowers hereby jointly and severally covenant with and undertake to the Lender that, throughout the Security Period the Borrowers will and will ensure and procure that each relevant Collateral Owner and, where appropriate, the Holding Guarantor and each other Security Parties will:

(a) carry on and conduct their business in a proper and efficient manner, duly pay all outgoings as and when they fall due and promptly inform the Lender of any occurrence of which they become aware which might adversely affect the ability of any party thereto (with the exception of the Lender) to perform any of its obligations under the Finance Documents or under the Underlying Documents to which it is party;

(b) make available to the Lender, at the Lender’s request from time to time such information as they have or are able to obtain as to the business, affairs and financial condition of the Security Parties and the other members of the Group and in the case of a Builder and a Refund Guarantor such information as they have or are reasonably able to obtain, as the Lender may consider necessary;

(c) ensure that at all times all governmental and other consents, licences, approvals and authorisations required by law for the validity, enforceability, and legality of each of this Agreement and the other Finance Documents and for the performance thereof are obtained and remain in full force and are complied with;

(d) provide the Lender with a report on the progress of the construction of each Ship under construction upon the Lender’s request;

(e) ensure that the Security Parties shall at all times comply with all laws and regulations applicable to them;

(f) provide to the Lender (i) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on SEC Form 6-K (or any successor form) in respect of the Holding Guarantor containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(i) within 150 days after the end of each fiscal year of the Holding Guarantor, an annual report on SEC Form 20-F (or any successor form) in respect of the Holding Guarantor containing the information required to be contained therein for such fiscal year;

(ii) at or prior to such times as would be required to be filed or furnished to the SEC if the Holding Guarantor was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information the Holding Guarantor would have been required to file pursuant thereto;

Provided that, in relation to (i), (ii) and (iii) above, to the extent the Holding Guarantor ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Holding Guarantor is then subject to Section 13(a) or 15(d) of the Exchange Act, the Borrowers shall furnish to the Lender, within 30 days of the respective dates on which the Holding Guarantor would be required to file such documents with the SEC if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act;

(g) send to the Lender (or procure that is sent)

(i) as soon as possible, but in no event later than 180 days after the end of each of the Holding Guarantor’s Financial Years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Lender) consolidated balance sheet and profit and loss accounts of the Holding Guarantor and all companies which are owned, directly or indirectly, or controlled by it (commencing with the Financial Year ending 31 December 2010); and

(ii) as soon as possible, but in no event later than 75 days after the end of each 3 month period in each of its Financial Years, the Holding Guarantor’s unaudited consolidated balance sheet and profit and loss accounts for that 3 month period certified as to their correctness by its chief financial office; and

(h) deliver to the Lender on the Drawdown Date of the Advance first to occur and on the earlier of (i) the date on which the quarterly reports are delivered under clause 10(4)(g) and (ii) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Lender may require.

10.5 The Borrowers hereby jointly and severally covenant with the Lender that, throughout the Security Period the relevant Borrower or Owner and where appropriate any other Security Party, will comply with the following provisions at all times during the Security Period ,except as the Lender may, otherwise permit:

(a) no Owner will mortgage, assign, charge or create or permit to subsist any Encumbrance (other than Permitted Lien) on the whole or part of any of its present or future assets (including but without limitation, any Contract or Ship and any other property (real or personal), rights (including but without limitation rights under any Underlying Document), receivables, book debts, bank accounts or choses-in-action);

(b) no Owner except as permitted hereunder or disclosed to and agreed by the Lender will borrow any sums of money;

(c) no Owner will make loans or advances to others or incur any liability to any party other than to the Lender except for loans which are immaterial in the Lender’s opinion or advances made or liabilities incurred in the ordinary course of business;

(d) no Owner will guarantee, endorse or otherwise become or remain liable to a third party for the obligations of any person, firm or corporation;

(e) no Owner will incur howsoever directly or indirectly any expenditure of a capital nature, except in the ordinary course of its business;

(f) no Security Party will engage in any business wider or different from that now being conducted by it;

(g) no Owner will make any actual or contingent commitment or investment of any kind;

(h) no Owner will repay any indebtedness incurred by it except to the Lender;

(i) no Owner will pay any dividend or other distributions whatsoever toits shareholders;

(j) no Security Party will consolidate with or merge into any other company;

(k) no Owner will establish or maintain any bank accounts in its name or otherwise relating to any Ship or the proceeds of the Facility except with the Lender;

(l) no Security Party will vary any of the terms of any of the Finance Documents;

(m) no Security Party will vary any of the terms or cancel or rescind or terminate any of the Underlying Documents; and

(n) the Borrower C shall not mortgage, assign, charge or create or permit to subsist any Encumbrance on the shares of any Owner or in the Borrower’s C Pledged Account or on any monies credited therein.

10.6 The Borrowers hereby further undertake with the Lender to ensure and procure that throughout the Security Period each Owner of a Delivered Ship and, where appropriate, the Manager thereof shall comply with the following provisions of this Clause 10.6 except as the Lender may otherwise permit:

(a) to procure that on the Delivery Date of each Delivered Ship, such Delivered Ship shall be duly registered under the laws and the flag of the relevant Flag State, in the ownership of the Owner of such Delivered Ship and at all times thereafter, it shall remain duly registered under such laws and flag of the relevant Flag State and not do or suffer to be done anything whereby the registration may be forfeited or imperilled;

(b) to appoint and/or keep the Manager appointed as manager of each Delivered Ship and not vary or terminate this appointment;

(c) without prejudice to sub-clause 10.4(a) not save as contemplated in the Finance Documents, to create, incur or permit to subsist any Encumbrance over any Delivered Ship, the Earnings, the Insurances or the Requisition Compensation thereof;

(d) not at any time to represent to a third party that the Lender is carrying cargo in any Delivered Ship or is in any way connected or associated with an operation or carriage being undertaken by them or have any operational interest in any Delivered Ship;

(e) not to voyage or time charter any Delivered Ship (whether before, on or after its Delivery Date) or place it under contract for employment (a) for any period which when aggregated with any optional periods of extension contained in the said charter or contract, would exceed six (6) months or (b) at a charter rate which is below the market rate at the time of the charter fixture and in case of any Delivered Ship being employed for more than six (6) months, after having obtained the Lender’s consent, the Lender shall be furnished with (i) details and documentary evidence satisfactory to the Lender in its sole discretion in respect of the new employment, (ii) upon Lender’s request, a specific assignment in favour of the Lender of the benefit of such charter together with a notice of any such assignment addressed to the relevant charterer and use its best efforts to procure the delivery to the Lender of an an acknowledgement of receipt of such assignment by the relevant charterer all in form and substance satisfactory to the Lender and (iii) upon Lender’s request, a specific agreement of subordination of the rights of such Charterer to the rights of the Lender;

(f) not to demise charter any Delivered Ship for any period whatsoever;

(g) not without the prior written consent of the Lender to put any Delivered Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed Five hundred thousand Dollars ($500,000) (or the equivalent in any other currency) unless the Owner thereof shall have satisfied the Lender that the cost of such work is fully recoverable under the Insurances (save for any applicable deductible) or such person shall first have given to the Lender and in terms satisfactory to it a written undertaking not to exercise any lien on that Delivered Ship or its Earnings or Insurances for the cost of such work or otherwise;

(h) to give the Lender reasonable prior notice of any dry-docking of each Delivered Ship so that the Lender (if it so requires) can arrange for a representative to be present;

(i) to notify the Lender of any intended laying-up or de-activation of any Delivered Ship;

(j) to provide the Lender with such copies of the trading certificates of each Delivered Ship as the Lender may from time to time require;

(k) to hold or procure that the Manager shall hold all appropriate ISM Code Documentation and ISPS Code Documentation and provide the Lender upon request from time to time with copies of the relevant ISM Code Documentation and ISPS Code Documentation duly issued to the Owner of each Delivered Ship, the Manager and such Delivered Ship pursuant to the ISM Code and the ISPS Code respectively;

(l) to keep, or procure that there is kept, on board each Delivered Ship a copy of all relevant ISM Code Documentation and ISPS Code Documentation;

(m) as soon as any Owner of a Delivered Ship becomes aware, to inform the Lender immediately should the Document of Compliance and/or the Safety Management Certificate and/or the International Ship Security Certificate issued in connection with the relevant ISM Code Documentation be cancelled, rescinded, suspended or amended in any way;

(n) to notify the Lender promptly upon being made aware thereof upon the occurrence of:

(o) any casualty in respect of any Delivered Ship which is or is likely to be or to become a Major Casualty;

(p) any occurrence as a result of which any Delivered Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(q) any intended dry docking of any Delivered Ship;

(r) any Environmental Claim against the Borrowers or any of them and/or any Collateral Owner, the Manager, or any Delivered Ship or any Environmental Incident;

(s) any claim for breach of the ISM Code or the ISPS Code being made against the Borrowers or any of them and/or any Collateral Owner, an ISM Responsible Person, the Manager or otherwise in connection with any Delivered Ship;

(t) any other matter, event or incident actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with;and to advise and procure that the Lender advised in writing on a regular basis and in such detail as the Lender shall require of the relevant Owner’s, the ISM Responsible Person’s, the Manager’s or any other person’s proposed or actual response to any of those events or matters;

(u) to permit, or procure that the Lender shall have the right at any time on reasonable notice to inspect or survey each Delivered Ship or instruct a duly authorised independent surveyor to carry out such survey on its behalf to ascertain the condition of each Delivered Ship and satisfy itself that each Delivered Ship is being properly repaired and maintained, provided that such inspections shall not unreasonably interfere with such Delivered Ship’s running or operation (and the costs of such inspection or survey shall be payable by the Borrowers);

(v) to promptly provide the Lender with information concerning the classification status and insurance of the Delivered Ships from time to time as and when so required in writing by the Lender;

(w) to execute and deliver to the Lender such documents of transfer as the Lender may require in the event of sale of any Delivered Ship pursuant to any power of sale contained in the Mortgages or which the Lender may have in law;

(x) to provide the Lender with a certificate of ownership and encumbrances relative to each Delivered Ship issued by the relevant registry of the Flag State of such Delivered Ship and a copy of the entries in the relevant Company’s registers relative to Owner of such Delivered Ship, when so requested by the Lender;

(y) upon becoming aware, to notify the Lender immediately by telefax of any recommendation or requirement imposed by the Classification Society, the Insurers or by any other competent authority in respect of any Delivered Ship that is not complied with in accordance with its terms;

to carry on board each Delivered Ship with such Delivered Ship’s papers a properly certified copy of the relevant Mortgage and exhibit the same to any person having a legal interest in, or having business with, such Delivered Ship and to any representative of the Lender, and place and keep prominently in the Chart Room and in the Master’s cabin of such Delivered Ship a framed notice printed in plain type of such size that the paragraph of reading matter shall cover a space not less than six inches wide and nine inches high reading as follows:

“NOTICE OF MORTGAGE

This Ship is owned by [name of Owner] and is subject to a first [preferred] [priority] mortgage [and deed of covenants collateral thereto] in favour of MARFIN EGNATIA BANK Societe Anonyme. Under the terms of said Mortgage, neither the Owner, nor the Master nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Ship any other lien whatsoever other than for crew’s wages and salvage.”;

(z) to pay when due and payable all taxes, assessments, levies, governmental charges, fines and penalties lawfully imposed on and enforceable against each Ship;

(aa) if any writ or proceedings shall be issued against any Delivered Ship or if any Delivered Ship shall be otherwise attached, arrested or detained by any proceeding in any court or tribunal or by any government or other authority, to immediately notify the Lender thereof by telefax confirmed by letter and within fourteen (14) days thereafter cause that Delivered Ship to be released;

(bb) not to cause or permit any Delivered Ship to be operated in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code and not to engage in any unlawful trade or carry any cargo that will expose any Delivered Ship to penalty, forfeiture or capture and in the event of hostilities in any part of the world (whether a war be declared or not) not employ any Delivered Ship or voluntarily suffer their employment in carrying any contraband goods;

(cc) to promptly pay all tolls, dues and outgoings in respect of each Delivered Ship and all wages, allotments, insurance and pension contributions of the Master and crew of such Delivered Ship when due and make all deductions from the wages in respect of any tax liability, accounting to the relevant authority for them and if the Lender at any time has reasonable cause to believe that such payments may not be being made, to produce to the Lender at its request evidence confirming that all such amounts have been paid when due;

(dd) at all times to maintain each Delivered Ship in a seaworthy condition and in good running order and repair in accordance with first class ship ownership and ship management practice and keep each Delivered Ship in such condition as will entitle it to be classed at the highest classification status with its Classification Society free of all recommendations and qualifications (other than those which have been or are being complied with in accordance with their terms and which are not by their terms overdue for compliance), follow any interim operational provisos to such recommendations and qualifications and when so requested to provide the Lender with a certificate issued by the relevant Classification Society confirming that such classification is maintained;

(ee) to submit each Delivered Ship regularly to such periodical or other surveys as may be required for classification purposes and, if so required by the Lender in writing, supply to the Lender copies of all survey reports issued in respect thereof;

(ff) at all times to comply with all legal requirements whether imposed by enactment, regulation, common law or otherwise and have on board each Delivered Ship as and when legally required valid certificates showing compliance therewith;

(gg) without prejudice to the generality of sub Clause 10.6 (hh) above, to obtain and maintain any and all Environmental Approvals required in respect of each Delivered Ship and comply or procure that the Manager or any charterer of any Delivered Ship will at all times comply with the ISM Code, the

ISPS Code, the ISPS Code Documentation, all Environmental Laws, and all other laws and regulations relating to such Delivered Ship, its ownership, operation, manning and management or to the business of the Owner of such Delivered Ship and/or the Manager;

(hh) not to remove or permit the removal of any part of any Delivered Ship or any equipment belonging thereto nor make or permit any alterations to be made in the structure, type or speed of any Delivered Ship which materially reduce the value of such Delivered Ship (unless such removal or alteration is required by statute or by the Classification Society) of such Delivered Ship;

(ii) in the event of Compulsory Acquisition of any Delivered Ship to execute any assignment that the Lender may request in relation to any and all amounts which the relevant Government Entity shall be liable to pay as compensation for that Delivered Ship or for its use and if received by the Owner of such Delivered to pay such amounts immediately to the Lender; and

(jj) ensure that all the Earnings of each Delivered Ship shall be paid into the relevant Earnings Account opened in the name of the Owner of such Delivered Ship.

10.7 The Borrowers hereby irrevocably agree and undertake to ensure and procure that:

10.7.1 the Lender, or its authorised representatives may, without prior notification, communicate directly with the relevant Classification Society concerning maintenance, repair, classification and seaworthiness of each Delivered Ship, and to the same extent with any regulatory authority having jurisdiction over such Delivered Ship;

10.7.2 each Owner and/or the Manager shall unconditionally authorise the Classification Society or regulatory authority, at the request of the Lender, to give information to it, or its authorised representatives and to conduct inspections and surveys of each Delivered Ship, as if requested by the relevant Owner;

provided that the Lender will not, without prior consultation with the Borrowers, take any action under this Clause 10.7 unless an Event of Default has occurred.

10.8 The Borrowers hereby also each undertake with the Lender to ensure and procure that the each Owner and where appropriate the Manager will comply with the following provisions of this Clause 10.8 from the Delivery Date in relation to each Delivered Ship and at all times during the Security Period, except as the Lender may, otherwise permit, at the expense of the Borrowers and upon such terms and conditions, in such amounts and with such Insurers as shall from time to time be approved in writing by the Lender and, if so required by the Lender (but without, as between the Lender and the Borrowers and/or the Manager, liability on the part of the Lender for premiums or calls) with the Lender named as co-assured:

a. to insure and keep insured each Delivered Ship in Dollars or such other currency as may be approved in writing by the Lender, in the full insurable value of each Mortgaged Ship but in no event for an aggregate amount in respect of all the Delivered Ships which is less than the higher of (a) one hundred and thirty per cent (130%) of the aggregate (i) of the Facility outstanding and (ii) any amount available for drawing under the Facility and (b) the aggregate Market Value of the Delivered Ships against fire and usual marine (including Excess Risks) and War Risks covered by hull and machinery policies;

b. to enter each Delivered Ship in the name of the Owner thereof for her full value and tonnage against all Protection and Indemnity Risks in a protection and indemnity association approved by the Lender with unlimited liability if available otherwise with the least limited liability for the time being $1,000,000,000 in relation to oil pollution risks and to comply with the rules of such protection and indemnity association from time to time in effect and if so requested by the Lender to obtain excess oil spillage and pollution insurance in excess of the limit of the protection and indemnity association with the highest possible cover;

c. if any Delivered Ship enters the territorial waters of the USA (or other jurisdiction having legislation similar to the US Oil Pollution Act 1990) for any reason whatsoever to take out such additional insurance to cover such risks as may be necessary in order to obtain a Certificate of Financial Responsibility from the United States Coastguard;

d. upon Lender’s request, to effect loss of hire and/or Earnings, Insurance on any or all Delivered Ships (as may be required by the Lender) in respect of charterparties which exceed six (6) months duration and otherwise on such terms and in such amounts as the Lender may instruct the Borrowers as being necessary or appropriate;

e. to pay to the Lender upon first demand all premiums and other amounts payable by the Lender in effecting a mortgagees’ interest insurance policy (“MII”) and a mortgagees’ interest additional perils insurance policy (“MAPI”) in relation to the Delivered Ships in the name of the Lender, upon such terms and conditions and with such insurers and for such amounts as the Lender may require the aggregate of which amounts in the case of the Delivered Ships shall not be less than one hundred and ten per cent (110%) of the aggregate of (i) the Facility and (ii) any amount available for drawing under the Facility;

f. to effect such additional Insurances that shall (in the reasonable opinion of the Lender) be necessary or advisable;

g. to renew the Insurances at least fourteen (14) Business Days before the relevant Insurances expire (or give the Lender evidence satisfactory to it that such Insurances will be renewed upon their stated expiry dates) and to procure that the Approved Insurance Brokers or the Insurers (as the case may be) shall promptly confirm in writing to the Lender the terms and conditions of such renewal as and when the same occurs;

h. punctually to pay all premiums, calls, contributions or other sums payable in respect of the Insurances and to produce evidence of payment when so required in writing by the Lender;

i. to arrange for the execution of such guarantees as may from time to time be required by any Protection and Indemnity or War Risks association;

j. to procure that the Insurance Documents shall be deposited with the Approved Insurance Brokers or the Insurers (as the case may be) and that the Approved Insurance Brokers or the Insurers (as the case may be) shall provide the Lender with pro forma copies thereof and shall issue to the Lender a letter or letters of undertaking in such form as the Lender shall reasonably require;

k. to procure that the Protection and Indemnity and/or War Risks associations in which the Delivered Ships are entered shall provide the Lender with a letter or letters of undertaking in such form as may be reasonably required by the Lender and shall provide the Lender with a copy of the certificate of entry and, if so requested by the Lender, a copy of each certificate of financial responsibility for pollution by oil or other substances issued by such Protection and Indemnity and/or War Risks association in relation to the Delivered Ships;

l. to procure that the interest of the Lender is endorsed on the Insurance Documents by means of a Notice of Assignment in the form in Schedule 3 to the General Assignments or such other form as the Lender may require and that the Insurance Documents (including all certificates of entry in any Protection and Indemnity and/or War Risks association) shall contain a loss payable clause during the Security Period in the form in Schedule 4 or Schedule 5 (as may be appropriate) to the General Assignments or such other form as the Lender may require;

m. to procure that the Insurance Documents shall provide that the lien or set off for unpaid premiums or calls shall be limited to only the premiums or calls due in relation to the Insurances on the Delivered Ships and the Insurers shall not cancel any of the Insurances by reason of non-payment of premium or calls due in respect of other ships or in respect of other insurances and for fourteen (14) days prior written notice to be given to the Lender by the Insurers (such notice to be given even if the Insurers have not received an appropriate enquiry from the Lender) in the event of cancellation or termination of the Insurances and in the event of the non-payment of the premium or calls, the right to pay the said premium or calls within a reasonable time;

n. promptly to provide the Lender with full information regarding any casualties or damage to any Delivered Ship in an amount in excess of Five hundred thousand Dollars ($500,000) or in consequence whereof any Delivered Ship have become or may become a Total Loss;

o. at the request of the Lender to provide the Lender, at the Borrowers’ cost (but not more often than once in every twelve (12) months), with a detailed report in respect of all Delivered Ships issued by a firm of marine insurance brokers or consultants appointed by the Borrowers and approved by the Lender in relation to the Insurances;

p. not to do any act nor voluntarily suffer nor permit any act to be done whereby any Insurance shall or may be suspended or avoided and not to suffer nor permit the Delivered Ships or any of them to engage in any voyage nor to carry any cargo not permitted under the Insurances in effect without first obtaining the Insurers’ consent for such voyage or the carriage of such cargo and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

q. not to employ the Delivered Ships or any of them, or offer the Delivered Ships or any of them to be employed, otherwise than in conformity with the terms of the Insurance Documents (including any express or implied warranties they contain), without first obtaining the Insurers’ consent to such other employment and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe, or arranging for additional insurance;

r. (without limitation to the generality of the foregoing) in particular not to permit the Delivered Ships or any of them to enter or trade to any zone which is declared a war zone by any government or by each Delivered Ship’s War Risks Insurers unless there shall have been effected by the Owner of each Delivered Ship’s and at its expense such special insurance or the consent of the Insurers to enter or trade into such zone is obtained and the relevant Owner is complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

s. to procure that all amounts payable under the Insurances are paid in accordance with the relevant loss payable clause under Clause 10.8 sub-clause (l) and to apply all amounts as are paid to the Borrowers for the purpose of making good the loss and fully repairing all damage in respect of which the said amounts shall have been received; and

t. should any Delivered Ship be laid up for any period, to arrange ’lay-up’ Insurances for such Delivered Ship during such period, at the relevant Owner’s own cost and upon such terms and conditions, in such amounts and with such Insurers as shall from time to time be approved in writing by the Lender.

10.9 If the Lender reasonably requires on or prior to any Drawdown Date and at anytime and from time to time thereafter (and at least once a year), the Ships shall be valued in Dollars by a firm of shipbrokers chosen or approved by the Lender, such valuations to be made without physical inspection (unless otherwise required by the Lender), and on the basis of an arm’s-length purchase by a willing buyer from a willing seller and without taking into account any charterparty. The fees of the firm of shipbrokers appointed to give such valuation and all other costs arising in connection with the obtaining of any such valuations shall be paid by the Borrowers.

11.	Payments

11.1 All payments by the Borrowers shall be made on their due date in Dollars and not later than 10.00 am (New York time) without set-off, counterclaim or any deductions whatsoever to the account of the Lender at Bank of New York, Mellon New York, USA (Account No. 8900055561 under reference “Revolving Credit Facility to Aegean Sea Maritime Holdings Inc. et al.). The Lender shall have the right to change the place or account for payment, upon five (5) Business Days’ prior written notice to the Borrowers.

11.2 If at any time any applicable law requires the Borrowers to make any deduction or withholding of whatsoever nature from any payment due under this Agreement, the sum due from the Borrowers in respect of such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding, the Lender receives a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

11.3 Whenever any payment hereunder shall become due on a day which is not a Business Day, the due date therefor shall be extended to the next succeeding Business Day and all interest and other payment shall be calculated accordingly.

12.	Indemnity

12.1 The Borrowers shall indemnify the Lender against any financial or monetary loss or expense which the Lender incurs (including, but not limited to, Broken Funding Costs) as a consequence of (i) default in payment of any sum hereunder or other default hereunder or (ii) any repayment made on any date other than the final day of an Interest Period, including in either such case all costs, charges and expenses incurred by the Lender in liquidating or re-employing deposits from third parties acquired to fund the Facility (including, but not limited to, Broken Funding Costs) or (iii) any reserve requirements or any other matter which increases the Lender’s cost of funding over the Interest Rate or (iv) failing to borrow after serving notice therefore under Clause 2.

12.2 If any sum due from the Borrowers under this Agreement or under any order or judgment given or made in relation hereto has to be converted from the currency (the “First Currency”) in which the same is payable hereunder or under such order of judgment into another currency (the “Second Currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation hereto, the Borrowers shall pay such additional amounts as may be necessary to ensure that the sums paid in the Second Currency when converted at the rate of exchange at which the Lender may in the ordinary course of business purchase the First Currency with the Second Currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claims or proof will produce the sum then due under this Agreement in the first currency. Any such amount due from the Borrowers shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the First Currency with the Second Currency.

13.	Set-Off

The Lender is hereby authorised to combine any and all accounts with it held by the Borrowers or any of them and to set off such accounts against any sums due and payable by the Borrowers or any of them hereunder. For that purpose, the Lender is hereby authorised to use all or part of the credit balance on any and all such accounts to buy such other currency or currencies as may be required to enable it to effect any such set-off.

14.	Events of Default

14.1 Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise howsoever:

(a) the Borrowers fail to pay any sum due on its due date as described herein;

(b) any party to this Agreement or any other Finance Document (other than Lender) defaults in the due performance and observance of any of the terms and conditions hereof or of any other Finance Document to which it is a party and such default is not remedied within fourteen (14) Business Days;

(c) there is an event of default under (and as defined in) any of the Underlying Documents and/or any of the Underlying Documents is (without the Lender’s prior written consent) amended or varied in any respect cancelled, repudiated, rescinded or otherwise ceases to be in full force and effect;

(d) any indebtedness exceeding Five million Dollars ($5,000,000) in aggregate for all Security Parties is not paid when due or any indebtedness of any Security Party shall become due and payable or, with the giving of notice or lapse of time or both, capable of being declared due and payable prior to its stated maturity by reason of any circumstance entitling the creditor(s) thereof to declare such indebtedness due and payable and such indebtedness is not paid within fourteen (14) days thereof;

(e) there is a material adverse change in the financial position of any Security Party, any other member of the Group, any Refund Guarantor or any Builder, which in the reasonable opinion of the Lender has a material adverse effect on the ability of the Borrowers or any of them and/or any other Security Party Owner to perform its/their obligations hereunder and/or under any of the other Finance Documents;

(f) any Security Party or any Builder or any Refund Guarantor suspends payment or stops payment of or is unable to or admits in writing its inability to pay its lawful debts as they mature or any of them enters into a general assignment for the benefit of its creditors or makes any special arrangement or composition with its creditors;

(g) any resolution is passed or any proceedings are commenced for the purpose of or any order (which, once granted, is not discharged or withdrawn within ten (10) days) or judgment is made or given by any court of competent jurisdiction for the liquidation, winding-up or reconstruction while solvent of any Security Party, any Builder or any Refund Guarantor (other than on terms previously approved by the Lender) or for the appointment of a receiver, trustee, conservator or liquidator of all or a substantial part of the undertaking or assets of any Security Party, any Builder or any Refund Guarantor;

(h) any representation, warranty or statement made by any Security Party (other than the Lender) in this Agreement or in the other Finance Documents or any Underlying Document or any certificate, statement or opinion delivered or made hereunder or under the other Finance Documents or under any Underlying Document or in connection herewith or with the other Finance Documents or any Underlying Document shall be incorrect or inaccurate when made;

(i) any Owner shall sell, transfer, dispose of or encumber its Ship or any interest or share therein, or agree so to do (save in the case of Permitted Encumbrances) without the prior written consent of the Lender;

(j) any Ship is arrested or detained (save in the case of piracy) and such arrest or detention is not released within fourteen (14) days, or an order for the sale of any Ship is made by a court of competent jurisdiction or the relevant Borrower and/or the relevant Collateral Owner ceases to retain possession and/or control of its Ship for a period in excess of fourteen (14) days; or

(k) any of the Ships shall become a Total Loss and the Borrowers shall fail to make the mandatory prepayment required to be made under Clause 4.8 in respect of such Total Loss within the time therein set forth.

14.2 Upon the occurrence of an Event of Default and without any prior summons or other notice being necessary, all of which are hereby expressly waived by the Borrowers, the Facility and all unpaid interest accrued thereon and all fees and other sums of moneys whatsoever payable to the Lender hereunder or pursuant to the other Finance Documents whether actual or contingent and all interest accrued thereon, shall fall due forthwith upon the Lender’s written demand.

15.	Assignment

15.1 The Borrowers may not assign their rights or obligations under this Agreement without the prior written consent of the Lender.

15.2 The Lender may, at any time and at no cost whatsoever to the Borrowers, assign, transfer or offer participations in all or a proportion of the Facility and its rights and obligations hereunder to any other bank or financial institution provided that:

(i) the Lender shall be at liberty to disclose on a confidential basis to any such assignee, transferee or grantee (or to any potential assignee, transferee or grantee) all such information concerning the Borrowers, any relevant Contract and any relevant Ship as the Lender deems appropriate; and

(ii) the Borrowers shall upon demand by the Lender execute and deliver to the Lender all such documents and do all such acts and things as the Lender may deem necessary or desirable in its absolute discretion for giving full effect to any such assignment, transfer or participation; and

(iii) subject to sub-paragraph 15.2 (ii) hereof, no such assignment transfer or participation shall affect any of the obligations of the Borrowers hereunder or under the other Finance Documents.

16 Notices

16.1 Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

16.2 A notice shall be sent:

(a) to the Borrowers at:	c/o Navios Shipmanagement Inc. 85 Akti Miaouli 185 38 Piraeus Greece Fax No.: +30 210 4531984

(b) to the Lender at:	24B Kifissias Avenue 151 25 Maroussi Attiki, Greece Fax No: +30 210 6896358

or to such other address as the relevant party may notify the other in writing.

16.3 Subject to Clauses 16.4 and 16.5:

(i) a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(ii) a notice which is sent by fax shall be deemed to be served, and shall take effect, two (2) hours after its transmission is completed.

16.4 However, if under Clause 16.3 a notice would be deemed to be served:

(i) on a day which is not a Business Day in the place of receipt; or

(ii) on such a Business Day, but after 5 p.m. local time;

the notice shall (subject to Clause 16.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a Business Day.

16.5 Clauses 16.3 and 16.4 do not apply if the recipient of a notice notifies the sender within one (1) hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form, which is illegible in a material respect.

16.6 A notice under or in connection with a Finance Document shall not be invalid by reason that the manner of serving it does not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice.

16.7 Any notice under or in connection with a Finance Document shall be in English.

16.8 In this Clause “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

17.	Law and Jurisdiction

17.1 This Agreement and any non contractual obligations connection with it shall be governed by, and construed in accordance with, English law.

17.2 Subject to Clause 17.3, the courts of England shall have exclusive jurisdiction to settle any disputes, which may arise out of or in connection with this Agreement and/or any non contractual obligations connection with it.

17.3 Clause 17.2 is for the exclusive benefit of the Lender, which reserves the right:

(i) to commence proceedings in relation to any matter which arises out of or in connection with this Agreement in the courts of the Republic of Greece and/or any country other than England or Greece and which have or claim jurisdiction to that matter; and

(ii) to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or Greece or without commencing proceedings in England or Greece.

The Borrowers shall not commence any proceedings in any country other than England in relation to a matter, which arises out of or in connection with this Agreement and/or any non contractual obligations connection with it.

17.4 The Borrowers irrevocably appoint HFW Nominees Ltd., with offices at Friary Court, 65 Crutched Friars, London EC3N 3AE, England, to act as their agent to receive and accept on their behalf any process or other document relating to any proceedings in the English courts which are connected with this Agreement and/or any non contractual obligation connected with it.

17.5 The Borrowers irrevocably designate and appoint Mrs. Vasiliki Papaefthymiou, an Attorney-at-law with offices at 85 Akti Miaouli, 185 38 Piraeus, Greece, as agent for the service of process in Greece (“antiklitos”) and agree to consider any legal process or any demand or notice made served by or on behalf of the Lender on the said agent as being made to the Borrowers. The designation of such an authorized agent (“antiklitos”) shall remain irrevocable until all Indebtedness shall have been paid in full in accordance with the terms of this Agreement and the other Finance Documents.

17.6 Nothing in this Clause 17 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

17.7 In this Clause 17, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure or enforcement court order (diatagi pliromis).

AS WITNESS the hands of the duly authorised officers or attorneys of the parties hereto the day and year first before written.

EXECUTION PAGE

BORROWER

SIGNED by	)
for and on behalf of	)
RHODES SHIPPING CORPORATION	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
CRETE SHIPPING CORPORATION	)
in the presence of:	)

SIGNED by	)
for and on behalf of	)
AEGEAN SEA MARITIME HOLDINGS INC.	)
in the presence of:	)

LENDER

SIGNED by	)
and by	)
for and on behalf of	)
MARFIN EGNATIA BANK Societe Anonyme	)
in the presence of:	)

SCHEDULE 1

Definitions and Expressions

“Acquisition Documents” means together each Contract, each Novation Agreement and any other document pursuant to which an Owner has agreed or will agree to acquire title to a Ship or the Contract in respect thereof as the same may be amended, varied or supplemented with the Lender’s prior written consent, such consent not be unreasonably withheld or delayed, and, in the plural, means all of them;

“Additional Ship” means a newbuilding vessel approved by the Lender in its sole discretion which is being constructed pursuant to the relevant Additional Ship Contract and which shall be financed pursuant to the terms of this Agreement and, in the plural, means all of them;

“Additional Ship Pre-Delivery Advance” means in relation to each Additional Ship an Advance to be made available under Clause 1.2 (c) and, in the plural, means all of them;

“Additional Ship Contract” means, in respect of each Additional Ship, the shipbuilding contract made or, as the context may require, to be made between the relevant Builder and the relevant Owner as the same may be amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by inter alios, the relevant Builder and the purchase by the relevant Owner of the relevant Additional Ship and in the plural means all of them;

“Additional Ship Delivery Advance” means in relation to each Additional Ship an Advance to be made available under Clause 1.2 (d) and, in the plural, means all of them;

“Advance” means the principal amount of each borrowing by the Borrowers under this Agreement (including, for the avoidance of doubt, the Pre-Delivery Advances, the Delivery Advances and the Working and Investment Capital Advances) or, as the context may require, so much thereof as shall for the time being, be outstanding to the Lender hereunder or, as the case may be, the principal amount of that portion of each borrowing by the Borrowers under this Agreement for which the Borrowers select an Interest Period of a particular duration and, in the plural, means all of them;

“Applicable Limit” means the maximum amount of the Facility available for drawing hereunder at any relevant time being on the date hereof Fifty Seven million Three hundred thousand Dollars ($57,300,000), as it may be reduced in accordance with the provisions of this Agreement;

“Approved Insurance Brokers” means the insurance brokers appointed by the Borrowers with the Lender’s prior approval;

“Associated Costs” means any additional cost (expressed as a percentage rate per annum) which is necessary to compensate the Lender for the cost of funding and/or the cost of complying with existing or future reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking of monetary control (whether or not having the force of law) from time to time of any central bank or any other relevant fiscal or monetary authority and any requirements of the Bank of Greece , (including, without limitation, the contribution provided for by Greek Law Decree Nr. 128/75 as amended and in force, if applicable), or any other applicable regulatory authority (as conclusively determined by the Lender);

“Availability Period” means the period commencing from the date of this Agreement and ending on the Termination Date;

“Borrowers” means together the Borrower A, the Borrower B and the Borrower C and, in the singular, means any of them;

“Borrower A” means RHODES SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;

“Borrower B” means CRETE SHIPPING CORPORATION, a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;

“Borrower C” means AEGEAN SEA MARITIME HOLDINGS INC., a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;

“Borrower C Pledged Account” means the interest bearing deposit account opened or to be opened in the name of the Borrower C with the Lender where monies shall be deposited in accordance with Clauses 2.10, 4.4 and any other provision of this Agreement, such account to include any substitute account or revised account or revised designation or number whatsoever and any deposit account linked with such account where monies may be transferred on a “time deposit” basis;

“Broken Funding Costs” means any amount that the Lender may certify as necessary to compensate any central bank for any loss (other than Taxes) incurred or to be incurred by them as a consequence of repayment in respect of funds borrowed (or committed to be borrowed) or deposits taken (or committed to be taken) from third parties in connection with the commitment of the Lender in the Facility, or in liquidating or re- employing such funds or deposits for the remaining part of the then current Interest Period;

“Builder” means:

(i) in relation to each Existing Ship: Sungdong Shipbuilding & Marine Engineering Co., Ltd., of the Republic of Korea (successor by way of amalgamation of Sungdong Shipbuilding & Marine Engineering Co., Ltd., and Sungdong Heavy Industries Co., Ltd., both of the Republic of Korea); and

(ii) in relation to an Additional Ship or a Substitute Ship: any company which shall be a party as builder or seller to the relevant Contract with the relevant Collateral Owner and, in the plural, means all of them;

“Business Day” means a day on which banks are open in London and Athens and, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City;

“Classification Society” means, in relation to each Ship, such classification society member of IACS as the Lender may approve in writing;

“Collateral Owner” means each company who has acquired or shall acquire an Additional Ship and/or a Substitute Ship, (as the case may be) and, in the plural, means all of them;

“Collateral Owner’s Guarantee” means, in relation to each Collateral Owner, a guarantee agreement executed or, as the context may require, to be executed by such Collateral Owner in favour of the Lender in form and substance satisfactory to the Lender as security, inter alia, for the Indebtedness and the obligations of the Borrowers under this Agreement, as the same may from time to time be amended, varied or supplemented and, in the plural, means all of them;

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 4, signed by the chief financial officer of the Holding Guarantor;

“Compulsory Acquisition” means, in respect of a Delivered Ship, requisition for title or other compulsory acquisition including, if that ship is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Compulsory Acquisition either (i) ninety (90) days or, (ii) if relevant underwriters confirm in writing (in terms satisfactory to the Lender) prior to the end of such ninety (90) day period that such capture, seizure, detention or confiscation will be fully covered by the relevant Owner’s war risks insurance if continuing for a further period exceeding ten (10) calendar months, the shorter of twelve (12) months and such period at the end of which cover is confirmed to attach;

“Contract A” means, in respect of the Ship A, the shipbuilding contract dated 3 March 2006 as amended and restated on 6 April 2010 made between the relevant Builder and the Seller A as novated by the Novation Agreement in respect of such Contract, as the same may be further amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by, the relevant Builder and the purchase by the Borrower A of the Ship A;

“Contract B” means, in respect of the Ship B, the shipbuilding contract dated 3 March 2006 as amended and restated on 6 April 2010 made between the relevant Builder and the Seller B as novated by the Novation Agreement in respect of such Contract, as the same may be further amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by, the relevant Builder and the purchase by the Borrower B of the Ship B;

“Contract Instalment” means, in relation to each Contract, each instalment (including for the avoidance of doubt each relevant First Instalment, each relevant Steel Cutting Instalment, each relevant Launching Installment each relevant Keel Laying Installment and each relevant Delivery Installment) of the relevant Contract Price due and payable to the relevant Builder pursuant to such Contract by the relevant Owner in such amount and upon such terms as set out in such Contract;

“Contract Price” means in relation to:

(i) each Existing Ship: Forty million Dollars ($40,000,000) payable by the relevant Existing Owner to the relevant Builder pursuant to the relevant Existing Contract; and

(ii) an Additional Ship or a Substitute Ship: the amount in Dollars payable by the relevant Collateral Owner to the relevant Builder pursuant to the relevant Contract,

or, in each case, as the same may be reduced or increased in accordance with the terms of the relevant Contract;

“Contracts” means, together, the Existing Contracts, each Additional Ship Contract and each Substitute Ship Contract and, in the singular, means any of them;

“Control” means in relation to a body corporate:

(a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i) cast, or control the casting of, more than fifty per cent (50%) of the maximum number of votes that might be cast at a general meeting of such body corporate; or

(ii) appoint or remove all, or the majority, of the directors or other equivalent officers of such body corporate; or

(iii) give directions with respect to the operating and financial polices of such body corporate with which the directors or other equivalent officers of such body corporate are obliged to comply; and/or

(b) the holding beneficially of more than fifty per cent (50%) of the issued share capital of such body corporate (excluding any part of that issued capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital), and “Controlled” shall be construed accordingly;

“Delivery Advances” means together the Existing Ship Delivery Advances and the Additional Ship Delivery Advances and, in the singular, means any of them;

“Delivered Ship” means at any relevant time each Ship which has been delivered to the Owner thereof and which is or pursuant to the terms of this Agreement is to become at such time, subject to a Mortgage and the Earnings, Insurances and Requisition Compensation of which are or pursuant to the terms of this Agreement are to become subject to an Encumbrance in favour of the Lender hereunder;

“Delivery Date” means, in relation to each Ship, the date on which that Ship is delivered by the relevant Builder to the relevant Owner;

“Delivery Instalment” means in relation to (i) each Existing Ship, the Contract Instalment of that Existing Ship in the amount of Fourteen million Dollars ($14,000,000) payable by the relevant Borrower to the relevant Builder under Clause 2 (e) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Installment payable by the relevant Collateral Owner to the relevant Builder on the relevant Delivery Instalment Payment Date under the relevant Contract and, in the plural, means all of them;

“Delivery Instalment Payment Date” means in respect of (i) each Existing Ship, the date provided in Clause 2(e) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the Delivery Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract, or in each case, such other time as specified in the relevant Contract and approval by the Lender;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown” means the making of an Advance by the Lender to the Borrowers;

“Drawdown Date” means the Business Day requested by the Borrowers for an Advance to be made available, or (as the context requires) the date on which such Advance is actually made available;

“Earnings” means in relation to each Delivered Ship all freight, hire, passage moneys and any other amounts whatsoever which may at any time be earned by, or become payable to or for the account of the Owner thereof or its agents arising out of or as a result of the ownership, possession management and/or operation of that Ship by the Owner thereof or its agents, or under or in relation to any charterparty, contract of carriage or other contract for the use, operation or management of that Ship, together with all payments for the variation of any such contract, all damages for any breach of any such contract, all general average and salvage remuneration and all compensation receivable in respect of any requisition for hire;

“Earnings Account” means an account opened or to be opened in the name of the Owner of each Delivered Ship with the Lender where the Earnings of such Delivered Ship are to be paid in accordance with Clause 10.6 (ll), such account to include any substitute account or revised account or revised designation or number whatsoever and any deposit account linked with such account where monies may be transferred on a “time deposit” basis and, in the plural, means all of them;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or any other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Approvals” means collectively in relation to each Ship any permit, licence, approval, ruling, certification, exemption or other authorisation relating to such Ship required under applicable Environmental Laws and, in the singular, means any of them;

“Environmental Claim” means:

(a) any claim by, or directive from, any applicable governmental, judicial or other regulatory authority alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident; or

(b) any claim by any other person howsoever relating to or arising out of an Environmental Incident and, in each such case, “claim” shall mean a claim for damages, clean-up costs, compliance, remedial action or otherwise;

“Environmental Incident” means:

(a) any release, discharge, disposal or emission of Material of Environmental Concern by or from a Fleet Ship;

(b) any incident in which Material of Environmental Concern is released, discharged, disposed of, or emitted by or from a ship other than a Fleet Ship and which involves collision between a Fleet Ship and such other ship or some other incident of navigation or operation, in either case, where that Fleet Ship, the owner of that Fleet Ship and/or any operator or manager of it is or are actually or allegedly at fault or otherwise liable (in whole or in part); or

(c) any incident in which Material of Environmental Concern is released, discharged, disposed of, or emitted by or from a ship other than a Fleet Ship and where that Fleet Ship is actually or potentially liable to be arrested or attached as a result and/or where the owner of that Fleet Ship and/or any operator or a manager of it is actually or allegedly at fault or otherwise liable (in whole or in part);

“Environmental Laws” means collectively all national and international laws, ordinances, rules, regulations, rules of common law, conventions and agreements whatsoever pertaining to pollution or protection of human health or the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the United States of America);

“Excess Risks” means in relation to a Delivered Ship the proportion of claims for general average and salvage charges and under the ordinary running-down clause which is not recoverable in consequence of the value at which that Delivered Ship is assessed for the purpose of such claims exceeding her insured value;

“Event of Default” means any event listed in Clause 14 or defined as “an Event of Default” in any other Finance Document;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder;

“Existing Contracts” means together the Contract A and the Contract B and, in the singular, means either of them;

“Existing Ships” means together the Ship A and the Ship B and, in the singular, means either of them;

“Existing Ship Pre-Delivery Advance” means in relation to each Existing Ship an Advance to be made available under Clause 1.2 (a) and, in the plural, means all of them;

“Existing Ship Delivery Advance” means in relation to each Existing Ship an Advance to be made available under Clause 1.2 (b) and, in the plural, means all of them;

“Expiration Date” means, the Original Expiration Date or any other date as the Lender may agree in writing in accordance with the provisions of Clauses 4.2 and 4.3, provided that if any such day is not a Business Day the relevant Expiration Date shall be the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the relevant Expiration Date shall be the immediately preceding Business Day;

“Facility” means the revolving credit facility in an amount of up to Fifty Seven million three hundred thousand Dollars ($57,300,000) to be made available to the Borrowers by the Lender in multiple Advances pursuant to the terms and conditions of this Agreement, or if the context may so require, so much thereof as shall for the time being be outstanding to the Lender hereunder;

“First Instalment” means, in respect of (i) each Existing Ship, the Contract Instalment of that Ship in the amount of Ten million Dollars ($10,000,000) payable by the relevant Borrower to the relevant Builder under Clause 2 (a) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Collateral Owner to the relevant Builder on the relevant First Instalment Payment Date under the relevant Contract and, in the plural, means all of them;

“First Instalment Payment Date” means, in respect of (i) each Existing Ship, the date provided in Clause 2 (a) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the First Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract or, in each case, such other time as specified in the relevant Contract and approved by the Lender;

“Flag State” means, in relation to each Ship, a flag state which shall be acceptable to the Lender in its sole discretion;

“Fleet Ship” means each Ship and any other ship from time to time owned, managed or crewed by, or demise or bareboat chartered to an Owner and/or any other member of the Group and, in the plural, means all of them;

“Finance Documents” means all the security documents listed in Clause 3 and where the context so admits this Agreement and any other document which is executed at any time by the relevant Security Party or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lender under this Agreement or any of the documents referred to in this definition;

“General Assignment” shall have the meaning ascribed to it in Clause 3 sub-clause (i);

“Guarantees” means together each Collateral Owner’s Guarantee, the Holding Guarantee and, in the singular, means any of them;

“Government Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency or tribunal and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

“Guarantors” means collectively each Collateral Owner, the Holding Guarantor and any other company approved by the Lender which may from time to time guarantee the obligations of the Borrowers hereunder;

“Group” means the Holding Guarantor and its Subsidiaries, (whether direct or indirect and including without limitation the Borrowers) from time to time during the Security Period and “members of the Group” shall be construed accordingly;

“Holding Guarantee” means a guarantee agreement in respect of the Borrowers’ obligations to the Lender under this Agreement executed or to be executed by the Holding Guarantor in favour of the Lender in such form as the Lender shall approve, as the same may from time to time be amended, varied or supplemented;

“Holding Guarantor” means Navios Maritime Acquisition Corporation, a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;

“Insurance Documents” means collectively all slips, cover notes, contracts, policies, certificates of entry or other insurance documents evidencing or constituting the Insurances and, in the singular means any of them;

“Insurances” means collectively in relation to each Delivered Ship all policies and contracts of insurance (including all entries of that Delivered Ship in a protection and indemnity and war risks association) or such other arrangements by way of insurance which are from time to time taken out or entered into in respect of or in connection with that Delivered Ship and its Earnings pursuant to Clause 10.8 of this Agreement and all benefits of such insurances, including all claims of whatsoever nature and return of premiums;

“Insurers” means collectively the underwriters, insurance companies and mutual insurance associations with or by which the Insurances are effected;

“Indebtedness” means the aggregate of all amounts from time to time or at any time outstanding, due, owing or payable to the Lender from the Borrowers by way of principal, interest, fees (including, without limitation, Broken Funding Costs (if any)), or otherwise actually or contingently under the terms of this Agreement and/or under the other Finance Documents and/or in connection herewith and/or therewith;

“Interest Determination Date” means the Business Day which is two (2) Business Days prior to the commencement of an Interest Period;

“Interest Payment Date” means each day on which interest is payable in accordance with Clause 7 provided that if any such day is not a Business Day, the relevant Interest Payment Date shall be the next succeeding day which is a Business Day, unless such next succeeding Business Day falls into another calendar month, in which event, the relevant Interest Payment Date shall be immediately preceding Business Day;

“Interest Period” means each of the successive periods determined in accordance with Clause 6 of this Agreement during which the Facility or any part thereof is outstanding and for which an Interest Rate in respect thereof is to be established hereunder;

“Interest Rate” means, for each Advance (save as provided in Clause 9) the rate of interest applicable to that Advance (or any part thereof) during each Interest Period in respect thereof which is/are conclusively certified by the Lender to the Borrowers to be the aggregate of (a) the Margin (b) the Associated Costs and and (c) LIBOR or the Lender’s cost of funding the relevant Advance, for Interest Periods of longer than six (6) months;

“Investment and Working Capital Advance” means an Advance to made available under Clause 1.2. (e);

“ISM Code” means, in relation to its application to the Manager, each Owner, each Delivered Ship and her operation:

(a) ‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 November 1993 and incorporated on 19 May 1994 into chapter IX of the International Convention for the Safety of Life at Sea 1974 (SOLAS 1974); and

(b) all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including without limitation, the ’Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 November 1995,

“ISM Code Documentation” includes in relation to each Delivered Ship:

(a) the document of compliance and safety management certificate issued pursuant to the ISM Code in relation to that Delivered Ship within the periods specified by the ISM Code; and

(b) all other documents and data which are relevant to the ISM SMS and its implementation and verification which the Lender may require; and

(c) any other documents which are prepared or which are otherwise relevant to establish and maintain that Delivered Ship’s compliance and/or compliance of the relevant Owner and/or the Manager’s compliance in respect of that Delivered Ship with the ISM Code which the Lender may require;

“ISM Responsible Person” means in relation to each Delivered Ship:

(a) each and every person who has assumed responsibility for the operation of that Delivered Ship and has agreed to take over or is required to assume responsibility for the performance or observance of the duties and responsibilities imposed by the ISM Code; and

(b) each and every person ashore who is a ‘designated person’ for the purposes of the ISM Code with direct access to the highest level of management of that Delivered Ship’s Owner or operator and who, in that capacity, has under the ISM Code responsibility and authority which includes:

(i) monitoring the safety and pollution prevention aspects of the operation of that Delivered Ship; and

(ii) ensuring that adequate resources and shore-based support are supplied, as required under the ISM Code;

“ISM SMS” means, in relation to each Delivered Ship, the safety management system for that Delivered Ship which is required to be developed, implemented and maintained by the relevant Owner under the ISM Code;

“ISPS Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time;

“ISPS Code Documentation” includes in relation to each Delivered Ship:

(a) the International Ship Security Certificate issued pursuant to the ISPS Code in relation to that Ship within the periods specified by the ISPS Code; and

(b) all other documents and data which are relevant to the ISPS Code and its implementation and verification which the Lender may require;

“Keel Laying Instalment” means, in relation to (i) each Existing Ship, the Contract Instalment of that Ship in the amount of Four million Dollars ($4,000,000) payable by the relevant Borrower to the relevant Builder under Clause 2 (c) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Collateral Owner to the relevant Builder on the relevant Keel Laying Instalment Payment Date under the relevant Contract and, in the plural, means all of them;

“Keel Laying Instalment Payment Date” means, in respect of (i) each Existing Ship, the date provided in Clause 2 (c) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the Keel Laying Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract or, in each case, such other time as specified in the relevant Contract and approved by the Lender;

“Launching Instalment” means, in relation to (i) each Existing Ship, the Contract Instalment of that Ship in the amount of Eight million Dollars ($8,000,000) payable by the relevant Borrower to the relevant Builder under Clause 2 (d) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Collateral Owner to the relevant Builder on the relevant Launching Instalment Payment Date under the relevant Contract and, in the plural, means all of them;

“Launching Instalment Payment Date” means, in respect of (i) each Existing Ship, the date provided in Clause 2(d) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the Launching Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract, or, in each case, such other time as specified in the relevant Contract and approved by the Lender;

“Lender” means Marfin Egnatia Bank Societe Anonyme, a company duly incorporated under the laws of the Republic of Greece, having its registered office at 20 Mitropoleos & Komninon Str., 546 24 Thessaloniki, Greece and acting in this case through its office at 91 Akti Miaouli, 185 38 Piraeus, Greece and shall include its successors and assigns;

“LIBOR” means, for an Interest Period:

(a) the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on the appropriate page of the Reuters Monitor Money Rates Service at or about 11.00 a.m. (London time) on the Interest Determination Date for that Interest Period (or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for Dollars; or

(b) if no rate is quoted on the appropriate page of the Reuters Monitor Money Rates Service, the rate per annum determined by the Lender to be the arithmetic mean (rounded upwards, if necessary, to the nearest one-sixteenth of one per cent) of the rates per annum at which deposits in Dollars are offered to the Lender by leading banks in the London Interbank Market at the Lender’s request at or about 11.00 a.m. (London time) on the Interest Determination Date for that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it;

“Management Agreement” means in relation to each Delivered Ship the management agreement made or to be made between the Owner thereof and the Manager on terms acceptable to the Lender and, in the plural, means all of them;

“Manager” means Navios Shipmanagement Inc., a corporation duly formed and validly existing under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex Ajeltake Road Ajeltake Island, MH 91960 Marshall Islands, or any other company acceptable to the Lender, as manager of the Delivered Ships or any of them;

“Margin” means two point seventy five per cent (2.75%) per annum;

“Market Value” means the market value of each Ship determined in accordance with Clause 10.9;

“Material of Environmental Concern” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting toxic or hazardous;

“Mortgage” shall have the meaning ascribed to it in Clause 3 sub-clause (h);

“Nomination Date” means the Business Day which is three (3) Business Days prior to the commencement of an Interest Period;

“Novation Agreement” means, in respect of each Existing Contract, a novation agreement relating to such Existing Contract, each dated 6th April 2010 made by and among, inter alios, the relevant Builder, the relevant Seller and the relevant Borrower pursuant to which all rights, obligations and liabilities of the relevant Seller under the relevant Existing Contract were transferred to and vested in the relevant Borrower and, in the plural, means both of them;

“Original Expiration Date” means, the date falling two (2) years from the Drawdown Date of the Advance first to occur;

“Owners” means collectively the Borrower A, the Borrower B and each Collateral Owner and, in the singular, means any of them;

“Owner’s Pledged Account” means, in relation to each Owner, the interest bearing deposit account opened or to be opened in the name of such Owner with the Lender where monies shall be deposited in accordance with Clause 4.4 and any other provision of this Agreement, such account to include any substitute account or revised account or revised designation or number whatsoever and any other deposit account linked with such deposit account where monies may be transferred on a “time deposit” basis and, in the plural, means all of them;

“Permitted Liens” means any supplier’s, carrier’s, workman’s or similar lien arising in the ordinary course of business automatically by statute or by operation of law and not by way of contract in respect of amounts not yet due and payable but excluding any lien arising from any default or omission of the Security Parties or any of them;

“Pledged Accounts” means together the Borrower’s C Pledged Account and each Owner’s Pledged Account and, in the singular, means any of them;

“Pre Delivery Advances” means collectively the Existing Ship Pre- Delivery Advances and the Additional Ship Pre -Delivery Advances and, in the singular, means any of them;

“Pre Delivery Period” means, in respect of each Ship, the period commencing on the Drawdown Date of the relevant Pre- Delivery Advance first to occur in respect of that Ship and ending on the Delivery Date of such Ship;

“Protection and Indemnity Risks” means the usual risks covered by a protection and indemnity association that is a member of the International Group of Protection and Indemnity Associations, including the proportion not otherwise recoverable in case of collision under the ordinary running-down clause;

“Requisition Compensation” means all compensation payable by reason of any Compulsory Acquisition of a Delivered Ship;

“Refund Guarantee” means, in relation to the each Ship, a guarantee of the obligations of the relevant Builder to refund to the relevant Owner any payments made by it pursuant to the relevant Contract, as issued by the relevant Refund Guarantor in favour of the relevant Owner as the same has been and/or may be amended by the relevant Refund Guarantee Amendments and as the same may from time to time be further amended, varied or supplemented, with the Lender’s prior written consent, and, in the plural, means all of them;

“Refund Guarantee Amendments” means, in respect of each Refund Guarantee, any and all amendments to such Refund Guarantee issued by the relevant Refund Guarantor in favour of the relevant Owner;

“Refund Guarantor” means in relation to each Ship any bank acceptable to the Lender, (in its sole discretion) as issuing bank of a Refund Guarantee;

“Repayment Date” means, the Original Expiration Date referred to in Clause 4.1 or any other date for which the repayment of the Facility (or any part thereof) has been extended pursuant to the provisions of Clauses 4.2 and 4.3, provided that if such day is not a Business Day, the relevant Repayment Date shall be the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the relevant Repayment Date shall be the immediately preceding Business Day;

“SEC” means the U.S. Securities and Exchange Commission;

“Security Parties” means, together, the Borrowers, the Guarantors and any other person (other than the Lender) who, as a surety or mortgagor or guarantor or as a party to any subordination or priorities arrangement, or in any similar capacity, executes a Finance Document and, in the singular, means any of them;

“Security Period” means the period during which the Finance Documents remain in effect and ending when the Indebtedness is paid in full;

“Seller A” means in respect of the Ship A, Excellence Ventures Limited of the Republic of the Marshall Islands;

“Seller B” means in respect of the Ship B, Synergies International Inc. of the Republic of the Marshall Islands;

“Sellers” means together the Seller A and the Seller B and, in the singular, means either of them;

“Ship A” means the 74,960 dwt product carrier vessel known on the date of this Agreement as Hull No. S3059 at the relevant Builder’s yard, to be constructed and sold by the relevant Builder to the Borrower A pursuant to the Contract A;

“Ship B” means the 74,960 dwt product carrier vessel known on the date of this Agreement as Hull No. S3060 at the relevant Builder’s yard, to be constructed and sold by the relevant Builder to the Borrower B pursuant to the Contract B;

“Ships” means, together, the Existing Ships, each Additional Ship and any Substitute Ship and, in the singular, means any of them;

“Steel Cutting Instalment” means, in respect of (i) each Existing Ship, the Contract Instalment of that Ship in the amount of Four million Dollars ($4,000,000) payable by the relevant Borrower to the relevant Builder under Clause 2 (b) of Article X of the relevant Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Collateral Owner to the relevant Builder on the relevant Steel Cutting Instalment Payment Date under the relevant Contract and, in the plural, means all of them;

“Steel Cutting Instalment Payment Date” means, in respect of (i) each Existing Ship, the date provided in Clause 2(b) of Article X of the relevant Existing Contract and (ii) an Additional or a Substitute Ship, the date on which payment of the Steel Cutting Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract or, in each case, such other time as specified in the relevant Contract and approved by the Lender;

“Substitute Ship” shall have the meaning ascribed to in Clause 4.4;

“Substitute Ship Contract” means, in respect of each Substitute Ship, the shipbuilding contract made or, as the context may require, to be made between the relevant Builder and the relevant Collateral Owner as the same may be amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by inter alios, the relevant Builder and the purchase by the relevant Collateral Owner of the relevant Substitute Ship and in the plural means all of them;

“Subsidiary” of a person means: (a) any other person directly or indirectly Controlled by that person; or (b) any other person whose dividends or distributions on ordinary voting share capital that person is entitled to receive more than fifty per cent (50%); or (c) any entity (whether or not so Controlled) treated as a Subsidiary in the financial statements of that person from time to time;

“Taxes” means all present and future taxes, levies, imposts, duties, charges, fees, deductions and withholdings, and any restrictions or conditions resulting in a charge (other than taxes on the overall net income of the Lender) and “Tax” and “Taxation” shall be construed accordingly;

“Termination Date” means, the date falling one (1) month prior to the Original Expiration Date or such later date(s) as the Lender may approve in writing;

“Total Loss” means in relation to a Ship:

(a) the actual or constructive or compromised or arranged or agreed total loss of that Ship; or

(b) the Compulsory Acquisition of that Ship; or

(c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Ship (other than where the same amounts to the Compulsory Acquisition of such Ship) by any Government Entity or by persons acting or purporting to act on behalf of any Government Entity; unless that Ship be released and restored to the Owner thereof from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within ninety (90) days after the occurrence thereof or such lesser period provided in such Ship’s War Risks Insurances;

“Underlying Documents” means the Acquisition Documents, the Refund Guarantees, the Refund Guarantee Amendments and the Management Agreements (none to be amended, varied, supplemented or modified without the consent of the Lender, such consent not to be unreasonably withheld) and together with any other instrument, document or memorandum, schedule in any of the documents referred to above, and any notice, consent or acknowledgement referred to in or required pursuant to any of the documents referred to above and any document, instrument or memorandum which secures any of the obligations of the Borrowers or any other Security Party under any of the Finance Documents and, in the singular, means any of them; and

“War Risks” includes all risks referred to in the Institute Time Clauses (Hulls) (1/10/83) and (1/11/95) including, but not limited to, the risk of mines, blocking and trapping, missing Ship, confiscation and all risks excluded by Clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or Clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

SCHEDULE 2

Notice of Drawdown

TO:	MARFIN EGNATIA BANK Societe Anonyme 24B Kifissias Avenue 151 25 Maroussi Attiki, Greece

Date: [ • ] 2010

Dear Sirs,

Loan Agreement dated [ • ] 2010

1. We refer to the loan agreement dated [ • ] 2010 (the “Loan Agreement”) and made between ourselves, as borrower and yourselves as lender, in connection with a revolving credit facility of up to Fifty Seven million Three hundred thousand Dollars ($57,300,000).

Terms defined in the Loan Agreement have their defined meanings when used in this Notice of Drawdown.

2. We request to borrow [an] Advance[s] of the Facility as follows:

(a) Amount: $ [ • ];

(b) Drawdown Date: [ • ] 2010;

(c) Duration of the first Interest Period shall be [ • ] months; and

(d) Payment instructions: [ • ]

3. We represent and warrant that:

(a) the representations and warranties in Clause 10 of the Loan Agreement and in the other Finance Documents would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b) no Event of Default has occurred or will result from the borrowing of the above Advance[s].

4. This notice cannot be revoked without your prior written consent of the Lender.

5. We authorise you to deduct from the proceeds of the above Advance[s] the amount of [(i) the Commitment Fee and (ii) the Management Fee referred to in Clause 5.(iii).

Yours faithfully,

For and on behalf of
RHODES SHIPPING CORPORATION

Attorney-in-Fact

For and on behalf of
CRETE SHIPPING CORPORATION

Attorney-in-Fact

For and on behalf of
AEGEAN SEA MARITIME HOLDINGS INC.

Attorney-in-Fact

SCHEDULE 3

Acknowledgement

[ • ] 2010

Loan Agreement dated [ • ] 2010 (the “Loan Agreement”)

We the undersigned Borrowers declare that in connection with the above Loan Agreement we received [an] [Advance[s]] in the amount of [ • ] Dollars ($[ • ]) value [ • ].

Capitalized terms used herein shall have the respective meanings specified in the Loan Agreement.

Yours faithfully,

For and on behalf of
RHODES SHIPPING CORPORATION

Attorney-in-Fact

For and on behalf of
CRETE SHIPPING CORPORATION

Attorney-in-Fact

For and on behalf of
AEGEAN SEA MARITIME HOLDINGS INC.

Attorney-in-Fact

SCHEDULE 4

Form of Compliance Certificate

To:	Marfin Egnatia Bank Societe Anonyme

From:	Navios Maritime Acquisition Corporation

Date [ ] 200[ ]

Re:	USD 57,300,000 loan agreement dated [ • ] 2010 (the “Loan Agreement”) made between (1) Aegean Sea Maritime Holdings Inc., Crete Shipping Corporation and Rhodes Shipping Corporation as joint and several borrowers (the “Borrowers”) and (2) Marfin Egnatia Bank Societe Anonyme as lender (the “Lender”)

Dear Sirs

We refer to the Loan Agreement. Words and expressions whose meanings are defined in the Loan Agreement shall have the same meanings when used herein.

We hereby confirm that [except as stated below] as at the date hereof to the best of our knowledge and belief after due inquiry:

1. all the Borrowers’ undertakings in the Loan Agreement set out in Clause 10 are being fully complied with;

2. no Event of Default has occurred;

3. the representations set out in Clause 10 of the Loan Agreement are true and accurate with reference to all facts and circumstances now existing and all required authorisations have been obtained and are in full force and effect.

[State any exceptions/qualifications to the above statements]

Yours faithfully

[          ]
By
[Chief Financial Officer: Navios Maritime Acquisition Corporation]
[Director: Navios Maritime Acquisition Corporation]